Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the period ending June 30, 2006
CONVERIUM HOLDING AG
(Translation of registrant’s name into English)
Dammstrasse 19
CH-6301 Zug
Switzerland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                      No ☑
If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Not Applicable

3	Investor information

5	Financial highlights

6	Chairman and CEO letter

8	The Converium share and ADS

10	Management’s discussion and analysis of financial condition and results of operations

23	Cautionary note regarding forward-looking statements

24	Interim consolidated statements of income

25	Interim consolidated balance sheets

26	Interim consolidated statements of cash flows

27	Interim consolidated statements of changes in shareholders’ equity

28	Notes to the financial statements

Investor information
Transfer Agent & Registrar
For American Depository Shares (ADS) traded on the New York Stock Exchange:
The Bank of New York
Corporate Trust Office
101 Barclay Street
New York, NY 10286
USA
Phone +1 646 885 3300
Auditors
PricewaterhouseCoopers Ltd
Birchstrasse 160
8050 Zurich
Switzerland
Phone +41 58 792 4400
Fax +41 58 792 44 10
Stock Trading
Converium Holding AG common shares are traded on the SWX Exchange under the trading symbol CHRN and as ADS
(0.5 of a common share) on the New York Stock Exchange under the trading symbol CHR.

First half year of 2006
SWX Swiss Exchange (CHF)	High	16.55	Low	12.15
New York Stock Exchange (USD)	High	6.77	Low	4.85

First quarter of 2006
SWX Swiss Exchange (CHF)	High	16.55	Low	13.40
New York Stock Exchange (USD)	High	6.45	Low	5.23

Second quarter of 2006
SWX Swiss Exchange (CHF)	High	16.40	Low	12.15
New York Stock Exchange (USD)	High	6.77	Low	4.85
First listed
December 11, 2001 SWX Swiss Exchange and New York Stock Exchange.
Investor Relations Contact
Marco Circelli
Head of Investor Relations
Phone +41 44 639 9131
E-mail marco.circelli@converium.com

Financial highlights
(USD million, except per share information)
Six months ended June 30

	2006	2005 [1]
Gross premiums written	1,130.0	1,136.3
Net premiums written	1,066.2	1,068.8
Net premiums earned	911.0	1,336.5
Total investment results	142.3	168.3
Income before taxes	139.9	46.8
Net income	124.1	41.4

Basic earnings per share	0.85	0.28
Annualized return on shareholders’ equity [2]	15.0%	4.8%

Ongoing non-life loss ratio [3]	66.9%	75.2%
Ongoing non-life acquisition costs ratio [3]	25.5%	21.7%
Ongoing non-life administration expense ratio [3]	4.6%	6.9%
Ongoing non-life combined ratio [3]	97.0%	103.8%

	June 30	Dec. 31
	2006	2005
As of
Total invested assets	6,494.4	6,634.3
Total underwriting reserves, net of reinsurance	7,926.6	7,931.1
Total shareholders’ equity	1,796.1	1,653.4
Book value per share	12.28	11.29

[1]	The interim financial statements and certain financial data set forth in our 2006 interim financial statements for the six months ended June 30, 2005 and in our management’s discussion and analysis for the same period, reflect restatements made in February 2006 of our previously issued financial statements for this period. Please refer to Converium’s 2005 Annual Report (Note 3 to the 2005 consolidated financial statements for additional information on the Restatement).

[2]	Defined as net income divided by shareholders’ equity at the beginning of the period, annualized.

[3]	Ongoing non-life business represents the aggregation of Standard Property & Casualty Reinsurance and Specialty Lines, as these are both non-life segments, the aggregation of which management considers meaningful in understanding the current performance of Converium. This measure excludes the non-life business contained within the Run-Off segment which is in line with management‘s desire to monitor this segment on a stand-alone basis. The aggregation of the Life & Health Reinsurance segment with the ongoing non-life business is referred to as total ongoing business.

Chairman and CEO letter
Dear shareholders,
We are very pleased to report that your Company has achieved a strong financial result in the first half of 2006. The improvement compared with the same period of 2005 is significant and reflects our steady progress in turning Converium around and preparing the ground for future profitable growth.
Highlights of the first six months of 2006
Financial performance significantly improved
Our first half year results are testament to the successful stabilization and turnaround of Converium: Net income has significantly improved to USD 124.1 million compared with USD 41.4 million in the first half of 2005. Pre-tax operating income, a measure particularly indicative of our underlying reinsurance operations’ performance was USD 156.7 million compared with USD 75.9 million in the same period of the previous year. The combined ratio of our ongoing non-life operations has improved by 6.8 percentage points to 97.0%. Thus, we have generated a profit in our core reinsurance activities, with premiums exceeding claims and expenses.
Converium’s improved financial performance was driven by our solid underwriting performance and significant progress in stabilizing prior year reserve developments, commuting North American liabilities and curtailing administrative expenses. In addition, the performance of our asset management activities remained at satisfactory levels – notwithstanding increasingly challenging market conditions.
We are also pleased to report that our business volume has remained largely stable compared with the first half of 2005. This is quite an achievement in light of Converium’s continuing ratings disadvantage and strict adherence to our profitability standards. Our franchise has continued to prove resilient in key markets around the world. Based on the obvious stabilization of the Company, its continuing strong capitalization and our success in retaining key underwriting personnel, the January, April and July renewals have seen excellent business and client retention rates. This testifies again to our strong business relationships and the market’s continuing demand for a mid-sized reinsurer.
Rejuvenation of the Board of Directors completed
We welcome three new members to our Board of Directors: Lennart Blecher, a Managing Director of HypoVereinsbank, Munich; Detlev Bremkamp, a former member of the Board of Management at Allianz AG; and Professor Dr Harald Wiedmann, former CEO of KPMG Deutsche Treuhand-Gesellschaft AG and Chairman of KPMG Europe, Middle East and Africa. Elected at the Annual General Meeting on April 11, 2006, their experience, expertise and insights have already benefited Converium throughout the recent months.
These elections complete the rejuvenation of Converium’s Board of Directors initiated in 2005 and complement the Board with widely acknowledged banking, insurance and audit expertise.
New members of top management appointed
Since Inga Beale took office as your new CEO in February 2006, further significant changes on a senior level have taken place: Andreas Zdrenyk, our interim Chief Financial Officer (CFO) since February 2005, has been appointed Chief Operating Officer, a newly created role emphasizing our commitment to operating and process excellence. We were also successful in hiring new talent for Converium: Paolo De Martin, former CFO of GE Frankona, has assumed the role of Converium’s Chief Financial Officer and Markus Krall, a former senior partner at McKinsey and Head of the Central European Risk Management Practice joined us as new Chief Risk Officer. Both new members of the Global Executive Committee took office on July 1, 2006 and have already made substantial contributions.
Key staff successfully retained
In addition to attracting new talent to Converium we have successfully retained existing key staff. The voluntary departure rate has decreased, despite the expiration of the retention plan launched in late 2004. This reflects the increasing confidence of staff in the Company’s prospects and their keen interest to be part of a rewarding turnaround effort.

The way forward
Building on our key strengths
Our efforts remain focused on completing Converium’s turnaround and preparing the ground for a sustainable rebound. The structural strengths of your Company provide a promising basis for the future: Converium has a distinct profile and powerful franchise as a knowledge-based and viable alternative in the reinsurance marketplace. Our long-standing client relationships set us apart from many competitors. We enjoy an excellent reputation with our clients as a responsive, flexible and service- oriented reinsurer. Our portfolio is well diversified by line of business and our capital base remains very strong. The quality of our intellectual capital is widely acknowledged, ranging from financial and natural catastrophe modeling skills to specific underwriting capabilities in global specialty lines.
Standard & Poor’s has recently assigned a positive ratings outlook, rewarding our operating recovery. We take heart from this encouraging sign and continue to work diligently towards an improved financial strength rating which will act as a catalyst for being able to fully capitalize on our inherent strengths going forward.
Executing our medium-term business strategy
Converium’s way forward rests on a clear medium-term strategy which has been endorsed by the new Board of Directors – based on a thorough review of our internal strengths and the opportunities presented by the global business environment. The Board and management team are convinced that the best prospects for creating shareholder value over the medium term are offered by multi-line reinsurance underwriting, with a clear geographic focus on Europe, Asia Pacific and the Middle East, and an emphasis on global specialty lines. We primarily rely on organic growth, driven by deepening existing and establishing new client relationships, as well as a multiple distribution strategy, including direct, broker and joint venture channels.
Acknowledgements
We would like to extend our sincere thanks to Converium’s hard-working employees, who, with renewed enthusiasm, have rolled up their sleeves to further accelerate our turnaround. We also thank our valued clients and broker partners for their continuing loyalty and support. The entire Converium team is committed to rewarding their trust with excellent services, a strong performance and ultimately, an improved financial strength rating. Our thanks, finally, go to you, dear shareholders, for your confidence in Converium’s future.

Markus Dennler	Inga Beale
Chairman of the Board of Directors	Chief Executive Officer

The Converium share and ADS
In the first half of 2006, Converium shares underperformed the European Bloomberg Insurance Index, while the ADSs slightly outperformed the US Bloomberg Insurance Index.
More than 60% of Converium’s share capital is held by Swiss investors. The United Kingdom and United States account for 19.5% and 11.7%, respectively.

Converium Ordinary Shares*	–83.7%
Bloomberg European Insurance Index*	–22.6%
Swiss Market Index*	20.9%

Converium ADSs**	–77.6%
Bloomberg US Insurance Index**	17.9%
Dow Jones Industrial Index**	12.8%

*	underlying figures in CHF

**	underlying figures in USD

Converium Ordinary Shares*	– 8.0%
Bloomberg European Insurance Index*	– 1.0%
Swiss Market Index*	0.3%

Converium ADSs**	– 1.0%
Bloomberg US Insurance Index**	– 2.0%
Dow Jones Industrial Index**	2.8%

*	underlying figures in CHF

**	underlying figures in USD

Key share data for 2006
Shares registered as at June 30, 2006	146,689,462

SWX Swiss Exchange
Share price as at June 30, 2006 in CHF	13.35
Year High in CHF	16.55
Year Low in CHF	12.15
Average daily trading volume in 2006	933,873
Market capitalization as at June 30, 2006 in CHF	1,958,304,318
Book value per share as at June 30, 2006 in CHF	15.04

New York Stock Exchange
ADS price as at June 30, 2006 in USD	5.51
Year High in USD	6.77
Year Low in USD	4.85
Major shareholders
In the first half of 2006 Converium received the following notices in accordance with Article 20 of the Federal Act on Stock Exchange and Securities Trading:
•	Odey Asset Management LLP, London, United Kingdom: On January 16, 2006 Odey Asset Management informed that it had reduced its shareholdings to 5.30%. On February 10, 2006 Odey Asset Management disclosed that it had reduced its shareholdings to 4.96%.
•	Zurich Cantonal Bank, Zurich, Switzerland: On June 14, 2006 Zurich Cantonal Bank informed that it had increased its shareholdings to 10.45%. On June 26, 2006 Zurich Cantonal Bank disclosed that it had decreased its shareholdings to 6.92%.

Management’s discussion and analysis
of financial condition and results of operations
The following discussion and analysis should be read in conjunction with our interim financial statements, including the related notes to those interim financial statements. This discussion contains forward-looking statements that involve risks and uncertainties and actual results may differ materially from the results described or implied by these forward-looking statements. See “Cautionary note regarding forward-looking statements”.
The interim financial statements and certain financial data set forth in our 2006 interim financial statements for the six months ended June 30, 2005 and in our management’s discussion and analysis for the same period, reflect restatements made in February 2006 of our previously issued financial statements for this period. Please refer to Converium’s 2005 Annual Report (Note 3 to the 2005 consolidated financial statements for additional information on the Restatement).
Overview
Converium Holding AG and subsidiaries (“Converium”) is an international reinsurer whose business operations are recognized for innovation, professionalism and service. In terms of geographical markets we focus on Europe, Asia Pacific and the Middle East. We pursue this strategy as a multi-line writer offering all major lines of business. In addition, we underwrite and manage US originated business through Converium AG, Zurich, with a focus on shorter-tail lines. We actively seek to develop efficient and effective reinsurance solutions to complement our target clients’ business plans and needs. We focus on core underwriting skills and on developing close client relationships while honoring our and our clients’ relationships with intermediaries.
We offer a broad range of non-life and life reinsurance products. In non-life reinsurance, our lines of business include General Third Party Liability, Motor, Personal Accident (assumed from non-life insurers), Property, Agribusiness, Aviation & Space, Credit & Surety, Engineering, Marine & Energy, Professional Liability and other Special Liability and Workers’ Compensation. In Life & Health Reinsurance, our lines of business include Life & Disability reinsurance and Accident & Health.
In the first quarter of 2005, Converium formally adopted a change to the reporting line of the management of its North American operations. This change was introduced to reflect the placement of Converium Reinsurance (North America) Inc. (“CRNA”) into orderly run-off and management’s desire to monitor this business on a stand-alone basis. Therefore, Converium’s business is organized around three ongoing operating segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance, which are based principally on global lines of business, in addition to a Run-Off segment. The Run-Off segment includes all business; both non-life and life, originating from CRNA and Converium Insurance (North America) Inc. (“CINA”), excluding the US originated aviation business. In addition to the four segments’ financial results, the Corporate Center carries certain administration expenses, such as costs of the Board of Directors, the Global Executive Committee and other corporate functions as well as expenses not allocated to the operating segments. In addition to reporting segment results individually, management also aggregates results for Standard Property & Casualty Reinsurance and Specialty Lines into ongoing non-life business, as management considers this aggregation meaningful in understanding the performance of Converium. This measure excludes the non-life business contained within the Run-Off segment in line with management’s desire to monitor this segment on a stand-alone basis. The aggregation of the Life & Health Reinsurance segment with the ongoing non-life business is referred to as total ongoing business.
Results of operations

(USD million)
Six months ended June 30	2006	2005

Pre-tax operating income	156.7	75.9
Net realized capital (losses) gains	–17.0	– 1.7
Amortization of intangible assets	—	– 13.8
Restructuring costs	0.2	– 13.6
Income before taxes	139.9	46.8
Net income	124.1	41.4
We reported an increase in net income of USD 82.7 million to USD 124.1 million for the six months ended June 30, 2006 as compared with the same period in 2005. Our 2006 figures are reflective of a solid underwriting result, the absence of any major catastrophic events, the positive impact of commutations from our North American operations on the technical result (defined as net premiums earned minus losses, loss expenses and life benefits minus acquisition costs plus other technical income (loss)) in the amount of USD 43.1 million, as well as the effect of our 2005 cost management measures. In addition, our results were positively impacted by the net favorable impact of prior accident years on the technical result in the amount of

Management’s discussion and analysis
of financial condition and results of operations (continued)
USD 31.7 million, due to the net favorable development of prior years’ loss reserves of USD 64.7 million, which were offset by reductions in premiums and other expenses of USD 33.0 million.
In the first half of 2005 we reported a net gain from commutations from our North American operations in the amount of USD 24.3 million and a net adverse impact of prior accident years on the technical result in the amount of USD 5.8 million. Further, our results were adversely impacted by Winter Storm Erwin, which resulted in net pre-tax losses in the amount of USD 32.5 million as well as costs of USD 13.6 million which were associated with organizational and operational restructuring.
We reported an increase in pre-tax operating income of USD 80.8 million (defined as income before taxes, excluding net realized capital (losses) gains, amortization of intangible assets and restructuring costs) for the six months ended June 30, 2006 as compared with the same period in 2005. We use pre-tax operating income to measure the performance of our underlying reinsurance operations without the influence of realized gains and losses from the sale of investments, or other non-operating items such as goodwill, impairment and restructuring costs.
For the six months ended June 30, 2006, gross premiums written decreased by 0.6%, net premiums written decreased by 0.2% and net premiums earned decreased by 31.8% compared with the same period in 2005. Gross and net premiums written for the first half of 2006 remained largely flat, demonstrating the resilience of Converium’s franchise despite the continuing financial strength ratings disadvantage.
We reported net realized capital losses of USD 17.0 million and USD 1.7 million for the six months ended June 30, 2006 and 2005, respectively. Net realized capital losses for 2006 primarily include impairment charges of USD 9.4 million compared with USD 4.9 million in 2005.
The components of net income are described below.
Reinsurance results

			% change
(USD million)			2006 over
Six months ended June 30	2006	2005	2005
Gross premiums written	1,130.0	1,136.3	– 0.6
Net premiums written	1,066.2	1,068.8	– 0.2
Net premiums earned	911.0	1,336.5	– 31.8
Gross and net premiums written remained essentially flat for the six months ended June 30, 2006 as compared with the same period in 2005 despite the continuing financial strength ratings disadvantage we face. The large decrease of net premiums earned in the first half of 2006 reflects the impact of the ratings downgrade in 2004 with significantly lower earned premiums from prior underwriting years.
For the six months ended June 30, 2006, net premiums written in Standard Property & Casualty Reinsurance decreased by USD 8.2 million, or 1.6%, Specialty Lines increased by USD 26.0 million, or 7.6%, Life & Health Reinsurance decreased by USD 2.1 million, or 1.2% and net premiums written in the Run-Off segment decreased by USD 18.3 million, or 54.1%. On a consolidated basis we ceded 5.6% and 5.9% of our gross premiums written for the six months ended June 30, 2006 and 2005, respectively.
See “Business development” for further information by line of business.

			% change
(USD million)			2006 over
Six months ended June 30	2006	2005	2005
Losses, loss expenses and life benefits	– 571.6	– 996.5	– 42.6
Ongoing non-life loss ratio (to net premiums earned)	66.9%	75.2%	–8.3 pts
Our losses, loss expenses and life benefits incurred decreased for the six months ended June 30, 2006 as compared with the same period of 2005 resulting primarily from a net favorable development of prior years’ loss reserves (see “Development of prior years’ loss reserves” below), commutations carried out, primarily with our North American cedents (see “Commutations” below), a reduction in overall business volume as well as the absence of any major catastrophic events. In the first half of 2005 results were adversely impacted by Winter Storm Erwin, which resulted in pre-tax net losses in the amount of USD 32.5 million.

Management’s discussion and analysis
of financial condition and results of operations (continued)
Development of prior years’ loss reserves
We reported net favorable development of prior years’ loss reserves in the amount of USD 64.7 million for the six months ended June 30, 2006
The Standard Property & Casualty Reinsurance segment was positively impacted by a net favorable development of prior years’ loss reserves in the amount of USD 52.5 million primarily related to the General Third Party Liability and Property lines of business in the amounts of USD 31.6 million and USD 25.6 million, respectively.
The Specialty Lines segment was positively impacted by net favorable development of prior years’ loss reserves in the amount of USD 18.5 million primarily related to the lines of business: Aviation & Space (USD 15.4 million), Marine & Energy (USD 12.1 million) and Engineering (USD 10.1 million). Partially offsetting these favorable developments was a net adverse development of prior years’ loss reserves related to the Professional Liability and other Special Liability line of business in the amount of USD 16.4 million.
The Run-Off segment experienced net adverse development of prior years’ loss reserves in the amount of USD 6.3 million primarily related to the Professional Liability and other Special Liability line of business in the amount of USD 22.9 million. Partially offsetting the adverse development was a net favorable development of prior years’ loss reserves of USD 10.8 million related to the Motor line of business.
Commutations
In conjunction with the placement of CRNA into orderly run-off and the execution of its related commutation strategy, we commuted gross (net) loss reserves, primarily with North American cedents, in the amount of USD 198.4 million (USD 189.8 million) for the six months ended June 30, 2006, resulting in a net commutation gain on the segment’s technical result of USD 43.1 million. Commutations can accelerate the realization of profit inherent in long-tail reserves by crystallizing outstanding claims reserves into payments, which are discounted to reflect the time value of money. Since commutation payments essentially reflect a discounted present value of estimated future cash flows, future investment income earned is expected to decline as the assets backing those reserves are liquidated to make payments. The total reduction of gross (net) loss reserves in the Run-Off segment, after commutations and loss and loss expenses paid, was USD 303.1 million (USD 297.5 million) to USD 1,161.0 million (USD 1,012.2 million) as of June 30, 2006 from USD 1,464.1 million (USD 1,309.7) million as of December 31, 2005.
We commuted gross (net) loss reserves, primarily with North American cedents, in the amount of USD 142.4 million (USD 73.1 million) for the six months ended June 30, 2005, resulting in a net commutation gain on the segment’s technical result of USD 24.3 million.
Acquisition costs and operating and administration expenses

			% change
(USD million)			2006 over
Six months ended June 30	2006	2005	2005
Acquisition costs	–245.1	–305.5	–19.8
Operating and administration expenses	–83.6	–107.3	–22.1
Ongoing non-life acquisition costs ratio (to net premiums earned)	25.5%	21.7%	3.8	pts
Ongoing non-life administration expense ratio (to net premiums written)	4.6%	6.9%	– 2.3	pts
Acquisition costs primarily relate to commissions on treaty and individual risk business. For the six months ended June 30, 2006 our acquisition costs decreased as compared with the same period of 2005 primarily as a result of the reduction of our overall business volume. Our ongoing non-life acquisition costs ratio increased for the six months ended June 30, 2006 primarily driven by the increase of expense accruals on three Lloyd’s participations following a review of data received from the syndicates as well as reinsurance to close premiums (“RITC”) relating to our Lloyd’s participations. RITC is a premium to transfer liabilities from a closing underwriting year to the following underwriting year in order to determine a final distribution of profit to syndicate participants for the closing year. In 2005 we received RITC premium on the closure of the 2002 underwriting year in to the 2003 underwriting year. In 2006 we participated on both the closing 2003 underwriting year where we paid RITC and on the open 2004 underwriting year where we received RITC. As the participations on the 2004 underwriting year were larger then those on the 2003 underwriting year there was a small net RITC received.
Operating and administration expenses decreased for the six months ended June 30, 2006 versus the same period in 2005 as a result of the 2005 cost management measures. The decrease in administration costs reflects lower staffing levels, the non-recurrence of the expenses associated with staff retention plans in 2005, the closure of some of our smaller offices in 2005 as well as the full amortization of some of our internal software systems in 2005. The ongoing non-life administration expense ratio decreased for the six months ended June 30, 2006 as compared with the same period of 2005 resulting from the measures referred to above.

Management’s discussion and analysis
of financial condition and results of operations (continued)
Investment results

(USD million)
Six months ended June 30	2006	2005
Investment income:
Fixed maturities	106.9	116.0
Equity securities	3.4	3.9
Funds Withheld Asset	26.6	33.1
Other, net of expenses	22.4	17.0
Net investment income	159.3	170.0
Average annualized net investment income yield (pre-tax) [1]	4.4%	4.1%

Net realized capital (losses) gains	– 17.0	– 1.7
Total investment results	142.3	168.3

Average annualized total investment income yield (pre-tax) [1]	3.9%	4.1%

Change in net unrealized (losses) gains (pre-tax)	– 47.4	27.7
Total investment return (pre-tax)	94.9	196.0

Average annualized total investment return (pre-tax) [1]	2.6%	4.8%
Average total invested assets (including cash and cash equivalents)	7,229.5	8,216.0

[1]	Yields are calculated based on the average of beginning and ending total invested assets balances (including cash and cash equivalents)
Investment results are an important part of our overall profitability. Our net investment income decreased by USD 10.7 million, or 6.3% for the six months ended June 30, 2006 as compared with the same period in 2005. The decrease in net investment income was largely the result of our average total invested assets declining by USD 986.5 million, which was driven by negative operating cash flows mainly due to commutations and lower premium volume for the six months ended June 30, 2006 as compared with the same period of 2005. Our average annualized net investment income yield (pre-tax) was 4.4% for the six months ended June 30, 2006, as compared with 4.1% for the same period of 2005.
An increasing component of net investment income arises from income received on business written on a funds withheld basis, such as certain Lloyd’s transactions. As these assets are reported under funds held by reinsureds and do not form part of the average total invested assets, there is an increase in the reported average annualized net investment income yield (pre-tax). Excluding this effect, the average annualized net investment income yield (pre-tax) would have been 4.2% for the six months ended June 30, 2006, as compared with 3.9% for the same period of 2005.
Our average annualized total investment income yield (pre-tax) was 3.9% for the six months ended June 30, 2006, as compared with 4.1% for the same period of 2005. Net realized capital losses for the six months ended 2006 resulted primarily from the sale of fixed income securities to fund claims and commutation payments, the liquidation of limited partnership interests in private equity funds as well as other-than-temporary impairment charges on certain bonds. Our total investment results include USD 9.4 million and USD 4.9 million of other-than-temporary impairment charges recorded for the six months ended June 30, 2006 and 2005, respectively.
Our average annualized total investment return (pre-tax) was 2.6% for the six months ended June 30, 2006 as compared with 4.8% for the same period of 2005. The total investment return was negatively impacted for the six months ended June 30, 2006 as a result of a lower market valuation of our fixed income securities due to rising interest rates in all major currencies. Partially offsetting this was the positive performance of the equity markets.
Other

(USD million)
Six months ended June 30	2006	2005
Other income (loss)	2.4	–5.4
Interest expense	–15.7	–15.9
Amortization of intangible assets	–	–13.8
Restructuring costs	0.2	–13.6
Income tax expense	–15.8	–5.4

Management’s discussion and analysis
of financial condition and results of operations (continued)
Other income (loss): Other income for the six months ended June 30, 2006 was USD 2.4 million as compared with other loss of USD 5.4 million for the six months ended June 30, 2005. Other income for the first half of 2006 primarily reflects increased interest income from business written on a funds held basis and lower costs of USD 9.1 million incurred from our Lloyd’s participations compared with USD 14.2 million for the first half of 2005. Other loss for the first half of 2005 was primarily driven by USD 3.0 million of amortization related to our Helix 04 catastrophe cover as well as a charge of USD 2.4 million related to the impairment on our “usufruct” agreements with the co-owners of SATEC, a former related party transaction.
Interest expense: Interest expense remained relatively stable for the six months ended June 30, 2006 as compared with the same period in 2005. Interest expense primarily includes payment on Converium Holdings (North America) Inc.’s 7.125% senior notes and the interest payment for Converium Finance S. A.’s 8.25% Guaranteed Subordinated Notes.
Amortization of intangible assets: Amortization of intangible assets was nil for the six months ended June 30, 2006 as compared with USD 13.8 million for the same period in 2005. The amortization amount for 2005 relates to the intangible asset for Global Aerospace Underwriting Managers Limited (“GAUM”). The charge for 2005 was due to the fact that the remaining useful life of the intangible asset was reassessed in the fourth quarter of 2004 to be less than one year which led to the accelerated amortization.
Restructuring costs: In the first half of 2006 we incurred a restructuring benefit of USD 0.2 million due to the release of restructuring accruals as compared with expenses of USD 13.6 million for the same period in 2005. In 2005, the reduction in overall business volume required organizational changes and an adjustment to our global cost base including employee terminations and closures of smaller offices.
Income tax expense: We recorded an income tax expense of USD 15.8 million and USD 5.4 million for the six months ended June 30, 2006 and 2005, respectively. Our operations in Switzerland and North America reported no income tax due to the establishment of the full valuation allowance in 2004 against existing net deferred tax assets and the existing net operating losses (NOL) in these jurisdictions. For all other jurisdictions the Company applies the annual effective tax rate to calculate the income taxes on a jurisdiction-by-jurisdiction basis. Our global effective tax rate for the six months ended June 30, 2006 of 11.3% is in the expected range for 2006 and comparable to the effective tax rate for the six months ended June 30, 2005 of 11.5%.
Business development
Converium’s business is organized around three ongoing operating segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance, which are based principally on global lines of business, in addition to a Run-Off segment. The Run-Off segment includes all business originating from CRNA and CINA excluding the US originated aviation business. In addition to the four segments’ financial results, the Corporate Center carries certain administration expenses, such as costs of the Board of Directors, the Global Executive Committee, and other corporate functions as well as other expenses not allocated to the operating segments.
The following table compares Converium’s segment results for the six months ended June 30, 2006 and 2005 and reconciles segment results to income before taxes:

			% change
(USD million)			2006 over
Six months ended June 30	2006	2005	2005
Segment income (loss):
Standard Property & Casualty Reinsurance	88.8	49.7	78.7
Specialty Lines	35.3	48.4	–27.1
Life & Health Reinsurance	16.0	6.1	162.3
Run-Off	37.6	10.5	n.m.
Corporate Center	–24.7	–19.2	28.6
Total segment income	153.0	95.5	60.2
Other income (loss)	2.4	–5.4	n.m.
Interest expense	–15.7	–15.9	–1.3
Amortization of intangible assets	–	–13.8	n.m.
Restructuring costs	0.2	–13.6	n.m.
Income before taxes	139.9	46.8	198.9

n.m.- not meaningful

Management’s discussion and analysis
of financial condition and results of operations (continued)
Standard Property & Casualty Reinsurance

			% change
(USD million)			2006 over
Six months ended June 30	2006	2005	2005
Gross premiums written	558.9	537.6	4.0
Net premiums written	513.2	521.4	– 1.6
Net premiums earned	361.9	498.1	– 27.3
Total investment results	49.7	57.8	– 14.0
Segment income	88.8	49.7	78.7
Retention ratio (net premiums written divided by gross premiums written)	91.8%	97.0%	– 5.2	pts
Loss ratio	55.3%	78.7%	– 23.4	pts
Acquisition costs ratio	28.0%	17.7%	10.3	pts
Administration expense ratio	4.2%	5.0%	– 0.8	pts
Combined ratio	87.5%	101.4%	– 13.9	pts
Standard Property & Casualty Reinsurance reported an increase in segment income for the six months ended June 30, 2006 as compared with the same period of 2005. This improvement was primarily affected by the following:
•	The recognition of a net favorable impact of prior accident years on the technical result in the amount of USD 36.6 million for the six months ended 2006.

•	The absence of major catastrophic events in the first half of 2006. This positive impact was partially offset by some minor catastrophic losses totaling USD 12.5 million as well as higher than expected loss activity in the Property line of business in the amount of USD 8.0 million in the first half of 2006. The results in the first half of 2005 were adversely impacted by the effects of Winter Storm Erwin, which resulted in net pre-tax losses in the amount of USD 32.5 million, adding 6.5 percentage points to the loss ratio.

•	In addition, the segment administration expense was positively impacted in 2006, reflecting the effect of our 2005 cost management measures.
The Standard Property & Casualty Reinsurance segment experienced a net favorable impact of prior accident years on the technical result in the amount of USD 36.6 million for the six months ended June 30, 2006, due to net favorable development of prior years’ loss reserves of USD 52.5 million, partially attributable to an update to our case reserves across all lines of business, and offset by the net effect of reductions in premiums and other expenses of USD 15.9 million. The net favorable development of prior years’ loss reserves in the amount of USD 52.5 million were primarily related to the General Third Party Liability and Property lines of business in the amounts of USD 31.6 million and USD 25.6 million, respectively.
For the six months ended June 30, 2005 we recorded a net favorable impact of prior accident years on the technical result in the amount of USD 1.5 million.
For the six months ended June 30, 2006, gross premiums written increased by 4.0% to USD 558.9 million, net premiums written decreased by 1.6% to USD 513.2 million and net premiums earned decreased by 27.3% to USD 361.9 million. The large decrease of net premiums earned in the first half of 2006 reflects the impact of the ratings downgrade in 2004 with significantly lower earned premiums from prior underwriting years.
For the six months ended June 2006, the reduction in net premiums written in the Standard Property & Casualty Reinsurance segment by line of business included:
•	Motor decreased by 38.7%, or USD 64.5 million to USD 101.9 million, due to RITC relating to our Lloyd’s participations.

•	Personal accident (assumed from non-life insurers) decreased by 44.8%, or USD 5.9 million to USD 7.3 million, due to RITC relating to our Lloyd’s participations; and

•	Property decreased by 4.0% or USD 10.9 million to USD 258.7 million mainly due to higher retrocession costs.

Management’s discussion and analysis
of financial condition and results of operations (continued)
These decreases were largely offset by an increase in net premiums written in the General Third Party Liability line of business,which increased by 101.1%, or USD 73.0 million to USD 145.3 million, due to additional RITC received for Lloyd’s business.
The loss ratio decreased for the six months ended June 30, 2006 as compared with the same period of 2005 largely resulting from the absence of major catastrophic events and the net favorable development of prior years’ loss reserves in the first half of 2006. The acquisition costs ratio for the six months ended was 28.0% as compared with 17.7% for the same period of 2005. In 2006 expense accruals on three Lloyd’s participations increased by USD 17.4 million following a review of data received from the respective syndicates. The acquisition costs ratio in 2005 is lower as we received RITC premiums on our Lloyd’s participations in 2005 for the first time on which there were no acquisition costs. The administration expense ratio decreased in 2006 as compared with the same period of 2005 due to the cost management measures adopted in 2005.
Specialty Lines

			% change
(USD million)			2006 over
Six months ended June 30	2006	2005	2005
Gross premiums written	383.0	383.3	– 0.1
Net premiums written	370.1	344.1	7.6
Net premiums earned	372.5	579.2	– 35.7
Total investment results	58.7	65.9	– 10.9
Segment income	35.3	48.4	– 27.1
Retention ratio (net premiums written divided by gross premiums written)	96.6%	89.8%	6.8	pts
Loss ratio	78.1%	72.2%	5.9	pts
Acquisition costs ratio	23.0%	25.1%	– 2.1	pts
Administration expense ratio	5.2%	9.6%	– 4.4	pts
Combined ratio	106.3%	106.9%	– 0.6	pts
Specialty Lines reported a decrease in segment income for the six months ended June 30, 2006 as compared with the same period of 2005. Segment income was primarily affected by the following:
•	The large decrease of net premiums earned in the first half of 2006 reflects the impact of the ratings downgrade in 2004 with significantly lower earned premiums from prior underwriting years.

•	Positive development of our GAUM business related to the Aviation & Space line of business as well as a favorable development of prior years’ loss reserves within our Engineering and Marine & Energy lines of business. Partially offsetting these positive impacts were negative developments within the Professional Liability and other Special Liability line of business.

•	In addition, the segment administration expense was positively impacted in 2006, reflecting the effect of our 2005 cost management measures.
The Specialty Lines segment experienced a net favorable impact of prior accident years on the technical result in the amount of USD 5.9 million for the six months ended June 30, 2006, due to net favorable development of prior years’ loss reserves of USD 18.5 million, partially attributable to an update to our case reserves across all lines of business, and offset by the net effect of reductions in premiums and other expenses of USD 12.6 million. The net favorable development of prior years’ loss reserves in the amount of USD 18.5 million was primarily related to the lines of business: Aviation & Space (USD 15.4 million), Marine & Energy (USD 12.1 million) and Engineering (USD 10.1 million). Partially offsetting these favorable developments was a net adverse development of prior years’ loss reserves related to the Professional Liability and other Special Liability line of business in the amount of USD 16.4 million.
For the six months ended June 30, 2005 we recorded a net favorable impact of prior accident years on the technical result in the amount of USD 5.7 million.
For the six months ended June 30, 2006, gross premiums written decreased by 0.1% to USD 383.0 million, net premiums written increased by 7.6% to USD 370.1 million and net premiums earned decreased by 35.7% to USD 372.5 million. The large decrease of net premiums earned in the first half of 2006 reflects the impact of the ratings downgrade in 2004 with significantly lower earned premiums from prior underwriting years.

Management’s discussion and analysis
of financial condition and results of operations (continued)
For the six months ended June 30, 2006, the increase in net premiums written in the Specialty Lines segment was driven by the Professional Liability and other Special Liability line of business, which increased by 76.1% or USD 57.8 million to USD 133.7 million, due to our Lloyd’s participations. This increase was partially offset by the non-renewal of US casualty business. The Aviation & Space line of business increased by 6.3% or USD 8.1 million to USD 138.0 million primarily resulting from an increase in premium volume in our facultative and proportional books of business. Partially offsetting these increases, the following lines of business decreased due to the continuing financial strength ratings disadvantage:
•	Agribusiness decreased by 26.4%, or USD 5.6 million to USD 15.6 million;

•	Credit & Surety decreased by 61.6%, or USD 19.1 million to USD 11.9 million;

•	Engineering decreased by 29.6%, or USD 13.4 million to USD 31.8 million; and

•	Marine & Energy decreased by 21.9% or USD 8.8 million to USD 31.2 million.
The loss ratio increased for the six months ended June 30, 2006 as compared with the same period of 2005 primarily due to negative developments within the Professional Liability and other Special Liability line of business. The administration expense ratio decreased for the six months ended June 30, 2006 as compared with the same period of 2005 due to the cost management measures adopted in 2005.
Life & Health Reinsurance

			% change
(USD million)			2006 over
Six months ended June 30	2006	2005	2005
Gross premiums written	172.6	176.4	– 2.2
Net premiums written	167.4	169.5	– 1.2
Net premiums earned	158.2	155.2	1.9
Total investment results	12.5	12.5	–
Segment income	16.0	6.1	162.3
Retention ratio (net premiums written divided by gross premiums written)	97.0%	96.1%	0.9	pts
Acquisition costs ratio	32.0%	29.6%	2.4	pts
Administration expense ratio	2.8%	5.0%	– 2.2	pts
Life & Health Reinsurance reported an increase of segment income for the six months ended June 30, 2006 as compared with the same period in 2005. Segment income is comprised of technical results, less other technical income (loss), total investment results and other operating and administration expenses.
The technical result for the six months ended June 30, 2006 was USD 13.8 million as compared with USD 8.1 million for the same period in 2005. The technical result is defined as net premiums earned minus losses, loss expenses and life benefits minus acquisition costs plus other technical income (mainly technical interest).
The increase in the technical result in 2006 was primarily attributable to the expansion of existing reinsurance transactions primarily within Continental Europe as well as updated actuarial models based on new cedent information within our German and Dutch books of business.
For the six months ended June 30, 2006, gross premiums written decreased by 2.2% to USD 172.6 million, net premiums written decreased by 1.2% to USD 167.4 million and net premiums earned increased by 1.9% to USD 158.2 million. Despite the continued financial strength ratings disadvantage we are confronted with, our premium volume for the six months ended June 30, 2006 remained relatively flat.
The acquisition cost ratio increased slightly for the six months ended June 30, 2006 as compared with the same period of 2005 as a result of new reinsurance transactions in Continental Europe, which carry higher acquisition costs in the early years of a contract. The administration expense ratio decreased for the six months ended June 30, 2006 as compared with the same period of 2005 due to the cost management measures adopted in 2005.

Management’s discussion and analysis
of financial condition and results of operations (continued)
Run-Off

			% change
(USD million)			2006 over
Six months ended June 30	2006	2005	2005
Gross premiums written	15.5	39.0	– 60.3
Net premiums written	15.5	33.8	– 54.1
Net premiums earned	18.4	104.0	– 82.3
Total investment results	21.4	32.1	– 33.3
Segment income	37.6	10.5	n.m.

n.m. — not meaningful
The Run-Off segment reported an increase in segment income for the six months ended June 30, 2006 as compared with the same period of 2005. The improved performance primarily reflects the favorable impact of commutations in the first half of 2006 in the amount of USD 43.1 million. The first half of 2005 was also positively impacted by commutations in the amount of USD 24.3 million.
The Run-Off segment experienced a net adverse impact of prior accident years on the technical result in the amount of USD 10.8 million for the six months ended June 30, 2006, due to net adverse development of prior years’ loss reserves of USD 6.3 million and the net effect of reductions in premiums and other expenses of USD 4.5 million. The net adverse development of prior years’ loss reserves in the amount of USD 6.3 million primarily related to the Professional Liability and other Special Liability line of business in the amount of USD 22.9 million. Partially offsetting the adverse development was a net favorable development of prior years’ loss reserves of USD 10.8 million related to the Motor line of business.
For the six months ended June 30, 2005 we recorded USD 13.0 million of net adverse impact of prior accident years on the technical result.
Corporate Center

			% change
(USD million)			2006 over
Six months ended June 30	2006	2005	2005
Operating and administration expenses	– 24.7	– 19.2	28.6
The Corporate Center carries certain administration expenses, such as costs of the Board of Directors, the Global Executive Committee, and other corporate functions as well as other expenses not allocated to the operating segment. The Corporate Center costs increased for the six months ended June 30, 2006 as compared with the same period in 2005, primarily related to audit fees associated with the Restatement and increased costs in relation to Sarbanes-Oxley compliance.
Financial condition and liquidity
Invested assets
Our assets are invested with the objective of achieving investment returns consistent with those of the markets in which we invest, using appropriate risk management, diversification, tax and regulatory considerations and to provide sufficient liquidity to enable us to meet our obligations on a timely basis. We principally focus on high quality, liquid securities and seek to invest in securities whose durations correspond to the estimated pay-out patterns of the reinsurance liabilities they support. To reduce the effects of currency exchange rate fluctuations, we seek to match the currencies of our investments with the currencies of our underlying reinsurance liabilities.
Our approach to fixed income investments is to limit credit risk by focusing on investments rated A or better and to reduce concentration risk by limiting the amount that may be invested in securities of any single issuer or group of issuers. With respect to equity investments, we seek to diversify our equity portfolio so as to provide a broad exposure across major sectors of individual stock markets.
As of June 30, 2006 and December 31, 2005, total invested assets (excluding cash and cash equivalents) were USD 6,494.4 million and USD 6,634.3 million, respectively.

Management’s discussion and analysis
of financial condition and results of operations (continued)
As of June 30, 2006, Converium reported total investments (including cash and cash equivalents) of USD 7,177.3 million, of which USD 1,157.0 million are held in our North American operations and are subject to the restrictions of an entity in run-off. Of the total USD 5,033.9 million related to Converium’s ongoing operations, excluding the Funds Withheld Asset, the following amounts were pledged:
•	USD 2,205.7 million were pledged as collateral relating to outstanding letters of credit of USD 1,994.2 million, comprising USD 1,113.8 million from the USD 1.6 billion Syndicated Letter of Credit Facility and USD 880.4 million of other irrevocable letters of credit to secure certain reinsurance contracts,

•	USD 248.3 million were pledged primarily as deposits with cedents,

•	USD 631.1 million were pledged to support Converium‘s internal reinsurance transaction; and

•	USD 187.5 million were deposited in trust or with regulatory authorities or states related to the USD 1,157.0 million held in our North American operations.
Our asset mix, including cash and cash equivalents, consisted of the following at June 30, 2006 and December 31, 2005:
Asset class

As of	June 30, 2006	Dec. 31, 2005
Fixed maturity securities (including the Funds Withheld Asset)	81.0%	82.2%
Equity securities [1]	3.7%	3.9%
Cash and short-term investments	10.3%	9.4%
Real estate and other [1,2]	5.0%	4.5%
Total	100.0%	100.0%

[1]	PSP Swiss Property AG is included in real estate and other with a market value of USD 91.6 million as of June 30, 2006 and USD 76.8 million as of December 31, 2005.

[2]	Included in the caption real estate and other are investments in funds of hedge funds, which had a carrying value of USD 114.0 million as of June 30, 2006 and USD 107.4 million as of December 31, 2005.
In order to better match cash flow profiles and liquidity constraints for potential commutations, we sold most of our limited partnership interests in private equity funds from our North American operations.
Fixed maturities
As of June 30, 2006, our fixed maturities portfolio, excluding the Funds Withheld Asset (described more fully below), had a carrying value of USD 4,833.1 million and represented 67.3% of our total investment portfolio including cash and cash equivalents (81.1% including the Funds Withheld Asset). This represents a decrease in carrying value of USD 130.3 million, or 2.6%, from December 31, 2005. This decrease was driven by the continuing liquidation of primarily fixed maturity securities to support our commutations in the first half of 2006.
We invest in government, agency and corporate fixed income securities of issuers from around the world that meet our liquidity and credit standards. We place an emphasis on investing in listed fixed income securities that we believe to be liquid.
The table below presents the composition of our fixed income securities portfolio, excluding short-term investments, based on carrying value by scheduled maturity.

(USD million)	Estimated fair value	% of total	Carrying value	% of total
As of June 30, 2006	Available-for-sale (AFS)	AFS	Held-to-maturity (HTM)	HTM
Less than one year	458.6	11.3	25.0	3.2
One year through five years	2,006.1	49.6	521.8	65.9
Five years through ten years	742.5	18.4	245.0	30.9
Over ten years	99.8	2.5	—	—
Subtotal	3,307.0	81.8	791.8	100.0
Mortgage and asset-backed securities	554.2	13.7	—	—
Unit trust bonds	180.1	4.5	—	—
Total	4,041.3	100.0	791.8	100.0

Management’s discussion and analysis
of financial condition and results of operations (continued)
Most of our fixed income securities are rated by Standard & Poor’s, Moody’s or similar rating agencies. As of June 30, 2006, approximately 92.5% of our fixed income securities portfolio was invested in securities rated A or better by these agencies and approximately 80.1% was invested in AAA/Aaa rated securities.
The table below presents the composition of our fixed income securities portfolio by rating, using the lower of these ratings for any security where there is a split rating.

(USD million)	Estimated fair value	% of total	Carrying value	% of total
As of June 30, 2006	Available-for-sale (AFS)	AFS	Held-to-maturity (HTM)	HTM
AAA/Aaa	3,105.4	76.8	765.9	96.7
AA/Aa2	312.4	7.7	14.9	1.9
A/A2	261.7	6.5	11.0	1.4
BBB/Baa2	230.0	5.7	—	—
BB	19.1	0.5	—	—
B	6.4	0.2	—	—
Not rated*	106.3	2.6	—	—
Total as of June 30, 2006	4,041.3	100.0	791.8	100.0

*	Includes USD 69.5 million private collateralized loans issued by German banks with a credit rating equivalent to S&P AAA.
Equity securities
As of June 30, 2006, our equity securities portfolio had a carrying value of USD 353.6 million (including PSP Swiss Property AG). This represents a decrease in carrying value of USD 9.0 million, or 2.5%, from December 31, 2005, which was primarily driven by the liquidation of limited partnership interests in private equity funds of USD 42.4 million held with CRNA which was partially offset by the generally positive performance of the European and US equity markets. Equity securities were approximately 3.7 % and 3.9% of our total investment portfolio as of June 30, 2006 and December 31, 2005, respectively, including cash and cash equivalents and excluding PSP Swiss Property AG.
Substantially our entire equity portfolio consists of listed securities held directly or through funds. All the equity portfolios are in developed markets. As experienced in recent years, the equity markets around the world can produce highly volatile and significantly varied results due to local and worldwide economic and political conditions.
Funds Withheld Asset
The transfer of certain historical reinsurance business to Converium was affected as of July 1, 2001 by means of the Quota Share Retrocession Agreement with Zurich Financial Services. In addition, on that date, the Funds Withheld Asset was established. Its initial balance was set to match the net balance of the liabilities, less the premiums receivable (including outstanding collectible balances and reinsurance deposits) on the business to which the Quota Share Retrocession Agreement applies. As of June 30, 2006, the Funds Withheld Asset was USD 986.4 million. The decrease of USD 33.7 million over December 31, 2005 was substantially due to paid claims.
The table below shows the distribution of the Funds Withheld Asset by currency as of June 30, 2006 and December 31, 2005.

As of	June 30, 2006	Dec. 31, 2005
U.S. dollar	38%	42%
U.K. pound	28%	28%
Euro	27%	25%
Swiss franc	4%	3%
Japanese yen	3%	2%
Total	100%	100%
Weighted average interest rate	5.3%	5.3%
In general, the Funds Withheld Asset is reduced by paid claims, profit commissions, amounts paid to maintain the retrocession agreements and other amounts paid on the business subject to the Quota Share Retrocession Agreement, and is increased by premiums (less premium refunds), salvage and subrogation, recoveries under retrocession agreements, profit commissions and other amounts received for the business subject to the Quota Share Retrocession Agreement. The balance of the Funds Withheld

Management’s discussion and analysis
of financial condition and results of operations (continued)
Asset will decrease over time. However, business historically written on the Zurich Insurance Company (“ZIC”) and Zurich International (Bermuda) Ltd (“ZIB”) balance sheets was written on the Converium balance sheet and continued to be renewed, where it met Converium’s profitability targets. As a result, we will generate operating cash flow from the new and renewal business, which we expect to at least partially offset reductions of the balance of the Funds Withheld Asset.
Short-term investments
Our short-term investment portfolio includes investments in fixed-term deposits and fiduciary investments. These investments generally have maturities of between three months and one year. As of June 30, 2006, we had short-term investments with a carrying value of USD 57.2 million, representing 0.8% of our total investment portfolio, including cash and cash equivalents. Short-term investments at December 31, 2005 were USD 35.1 million or 0.5% of our total investment portfolio, including cash and cash equivalents.
Real estate and other investments
At June 30, 2006, we had real estate held for investment of USD 155.0 million, consisting primarily of investments in residential and commercial rental properties located in Switzerland and indirect real estate in the Eurozone. Our real estate portfolio represented 2.2% of our total investment portfolio, including cash and cash equivalents. At December 31, 2005, we had real estate held for investment of USD 144.6 million, which represented 2.0% of our total investment portfolio, including cash and cash equivalents.
In addition to these properties, Converium owns a 3.8% participation in PSP Swiss Property AG (an indirect real estate investment, included in equity securities) with a market value of USD 91.6 million as of June 30, 2006 and USD 76.8 million as of December 31, 2005.
As of June 30, 2006 and December 31, 2005, we had USD 114.0 million and USD 107.4 million, respectively in funds of hedge funds. These investments are included under the caption “Other investments” in the balance sheet.
Premiums receivable
We had premiums receivable of USD 998.9 million at June 30, 2006 compared with USD 1,059.3 million at December 31, 2005, a decrease of USD 60.4 million, or 5.7%. Premiums receivable include those currently due, as well as deferred premiums receivable, which are comprised primarily of accruals on premium balances which have not yet been reported and which are not contractually due to be paid until sometime in the future. Current premiums receivable represented 17.2% and 18.3% of total premiums receivable at June 30, 2006 and December 31, 2005, respectively, and accrued premiums receivable represented 82.8% and 81.7%, respectively. Bad debt provisions of USD 12.4 million have been recorded for estimated uncollectible premiums receivable at June 30, 2006, compared with USD 11.6 million at December 31, 2005.
Reinsurance assets
Retrocessional reinsurance arrangements generally do not relieve Converium from its direct obligations to its reinsureds. Thus, a credit exposure exists with respect to reinsurance ceded to the extent that any retrocessionaire is unable or unwilling to meet the obligations assumed under the retrocessional agreements. Converium held USD 416.4 million in collateral as security under related retrocessional agreements in the form of deposits, securities and/or letters of credit at June 30, 2006. Bad debt provisions of USD 16.7 million have been recorded for estimated uncollectible reinsurance recoverables at June 30, 2006, compared with USD 16.6 million at December 31, 2005.
As of June 30, 2006, we had reserves for unpaid losses, loss expenses and future life benefits from retrocessionaires of USD 732.5 million compared with USD 805.1 million at December 31, 2005.
Gross unpaid losses and loss expenses and reserves for future life benefits
We had gross loss and loss expense reserves of USD 7,279.0 million at June 30, 2006, compared with USD 7,568.9 million at December 31, 2005. The decrease in our reserve position is mainly driven by the payment of claims, commutations carried out during the first half of 2006, the positive development of prior accident year reserves, and the relatively lower volume of business written compared with previous years. In addition, due to new information received from one of our cedents we reclassified a portion of our reserves to future life benefits. For the six months ended June 30, 2006, we commuted gross loss reserves, primarily with North American cedents, in the amount of USD 198.4 million. The total reduction of gross loss reserves from commutation and other settlements from the Run-Off segment was USD 303.1 million from USD 1,464.1 million as of December 31, 2005 to USD 1,161.0 million as of June 30, 2006. Gross reserves for future life benefits were USD 476.0 million at June 30, 2006 compared with USD 405.6 million at December 31, 2005. The increase in the reserve position resulted primarily from a reclassification of gross loss and loss reserves to future life benefits related to the above mentioned.

Management’s discussion and analysis
of financial condition and results of operations (continued)
Shareholders’ equity
As of June 30, 2006, we had total shareholders’ equity of USD 1,796.1 million (USD 12.28 per share) compared with USD 1,653.4 million (USD 11.29 per share) as of December 31, 2005, an increase of USD 142.7 million (USD 0.99 per share). The increase primarily reflects net income of USD 124.1 million, an increase in cumulative translation adjustments of USD 69.6 million, offset by a reduction in net unrealized gains (losses) on investments of USD 39.9 million. In addition, a dividend to the shareholders was paid in the amount of USD 11.7 million. Book value is calculated using shares outstanding at the end of the period.
Cash flows and liquidity sources

(USD million)
Six months ended June 30	2006	2005
Cash (used in) provided by operating activities	– 154.6	52.3
Cash and cash equivalents increased by USD 35.6 million to USD 682.9 million as of June 30, 2006 from USD 647.3 million as of December 31, 2005.
Our cash flows from operating activities result principally from premiums, collections on losses recoverable and investment income, net of paid losses, acquisition costs and administration expenses. Our cash used in operating activities was USD 154.6 million for the six months ended June 30, 2006 as compared with cash provided by operating activities of USD 52.3 million for the six months ended June 30, 2005, a decrease of USD 206.9 million. This decrease was due to cash outflows resulting from commutations recorded in the first half of 2006 as well as more of our business being written on a funds held basis. Cash for commutations was primarily provided by the liquidation of investments, which is reflected in the results of cash flow from investing activities.
Critical Accounting Policies
Our discussion and analysis of the financial condition and results of operations are based upon our 2006 half year interim consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The preparation of these financial statements in accordance with US GAAP requires the use of estimates and judgments that affect the reported amounts and related disclosures. While we believe that the assumptions and estimates used are appropriate at this time, changes in underlying assumption or estimates could have a material impact on the Company’s financial position. We believe the items that require the most subjective and complex estimates are:
•	Unpaid loss and loss adjustment expense reserves;

•	Collectibility of reinsurance recoverables, including bad debt provisions;

•	Impairments to the carrying value of individual investments within our investment portfolio;

•	The valuation allowances against our net deferred tax assets;

•	Impairments of goodwill and other intangible assets; and

•	Assessment of risk transfer for certain structured reinsurance contracts.
More information regarding the estimates and assumptions required to arrive at the amounts recorded is included in the section entitled “Critical Accounting Policies” in our Management’s Discussion and Analysis of Financial Condition and Results of Operations in our 2005 Annual Report.

Management’s discussion and analysis
of financial condition and results of operations (continued)
Cautionary note regarding forward-looking statements
This “Management’s discussion and analysis of financial condition and results of operations” contains certain forward-looking statements. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements.
In particular, statements using words such as “expect”, “anticipate”, “intend”, “believe” or words of similar import generally involve forward-looking statements. In light of the risks and uncertainties inherent in all future projections, the inclusion of forward-looking statements should not be considered a representation by us that our objectives or plans will be achieved. Numerous factors could cause our actual results to differ materially from those in any forward-looking statements, including the following:
•	the impact of the financial strength ratings changes and a further lowering or loss of one of our financial strength ratings;

•	uncertainties of assumptions used in our reserving process;

•	risks associated with implementing our business strategies and our capital improvement measures and the run-off of our North American business;

•	cyclicality of the reinsurance industry;

•	the occurrence of natural and man-made catastrophic events with a frequency or severity exceeding our estimates;

•	acts of terrorism and acts of war;

•	changes in economic conditions, including interest and currency rate conditions that could affect our investment portfolio;

•	actions of competitors, including industry consolidation and development of competing financial products;

•	a decrease in the level of demand for our reinsurance or increased competition in our industries or markets;

•	a loss of our key employees or executive officers without suitable replacements being recruited within a suitable period of time;

•	political risks in the countries in which we operate or in which we reinsure risks;

•	the passage of additional legislation or the promulgation of new regulation in a jurisdiction in which we or our clients operate or where our subsidiaries are organized;

•	the effect on us and the insurance industry as a result of the investigations being carried out by US and international regulatory authorities including the US Securities and Exchange Commission (“SEC”) and New York’s Attorney General;

•	changes in our investment results due to the changed composition of our invested assets or changes in our investment policy;

•	failure of our retrocessional reinsurers to honor their obligations or changes in the credit worthiness of our reinsurers;

•	our failure to prevail in any current or future arbitration or litigation; and

•	extraordinary events affecting our clients, such as bankruptcies and liquidations.
The factors listed above should not be construed as exhaustive. We cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those described in any forward-looking statements. Except as otherwise required by law, we undertake no obligation to publicly release any future revisions we may make to forward-looking statements to reflect subsequent events or circumstances or to reflect the occurrence of unanticipated events. For a discussion of risks that could affect our business, see “Risk Factors” in our Form 20-F for the fiscal year ended December 31, 2005.
The company has made it a policy not to provide any quarterly or annual earnings guidance and it will not update any past outlook for full year earnings. It will, however, provide investors with a perspective on its value drivers, its strategic initiatives

Converium Holding AG and Subsidiaries
Interim consolidated statements of income (unaudited)

(USD million, except per share information)
Six months ended June 30	2006	2005
Revenues
Gross premiums written	1,130.0	1,136.3
Less ceded premiums written	– 63.8	– 67.5
Net premiums written	1,066.2	1,068.8
Net change in unearned premiums	– 155.2	267.7
Net premiums earned	911.0	1,336.5
Net investment income	159.3	170.0
Net realized capital (losses) gains	– 17.0	– 1.7
Other income (loss)	2.4	– 5.4
Total revenues	1,055.7	1,499.4

Benefits, losses and expenses
Losses, loss expenses and life benefits	– 571.6	– 996.5
Acquisition costs	– 245.1	– 305.5
Other operating and administration expenses	– 83.6	– 107.3
Interest expense	– 15.7	– 15.9
Amortization of intangible assets	—	– 13.8
Restructuring costs	0.2	– 13.6
Total benefits, losses and expenses	– 915.8	– 1,452.6

Income before taxes	139.9	46.8
Income tax expense	– 15.8	– 5.4
Net income	124.1	41.4

Basic earnings per share	0.85	0.28
Diluted earnings per share	0.84	0.28
The notes to the interim financial statements are an integral part of these financial statements.

Converium Holding AG and Subsidiaries
Interim consolidated balance sheets

(USD million)
As of	June 30, 2006	Dec. 31, 2005
	(unaudited)
Assets
Invested assets
Held-to-maturity securities:
Fixed maturities	791.8	793.6
Available-for-sale securities:
Fixed maturities	4,041.3	4,169.8
Equity securities	353.6	362.6
Other investments	264.1	253.1
Short-term investments	57.2	35.1
Total investments	5,508.0	5,614.2
Funds Withheld Asset	986.4	1,020.1
Total invested assets	6,494.4	6,634.3

Other assets
Cash and cash equivalents	682.9	647.3
Premiums receivable:
Current	171.9	193.7
Accrued	827.0	865.6
Reserves for unearned premiums, retro	35.3	37.8
Reinsurance assets:
Underwriting reserves	732.5	805.1
Insurance and reinsurance balances receivable	57.5	37.6
Funds held by reinsureds	1,943.3	1,817.4
Deposit assets	185.8	183.4
Deferred policy acquisition costs	382.6	304.3
Deferred income taxes	3.1	1.0
Other assets	308.9	298.4
Total assets	11,825.2	11,825.9

Liabilities and shareholders’ equity
Liabilities
Reinsurance liabilities
Unpaid losses and loss expenses	7,279.0	7,568.9
Future life benefits, gross	476.0	405.6
Insurance and reinsurance balances payable	204.4	226.3
Reserves for unearned premiums, gross	792.5	610.8
Other reinsurance liabilities	102.1	127.8
Funds held under reinsurance contracts	338.5	332.9
Deposit liabilities	268.3	300.6
Deferred income taxes	8.8	8.1
Accrued expenses and other liabilities	168.1	200.3
Debt	391.4	391.2
Total liabilities	10,029.1	10,172.5

Shareholders’ equity
Common stock CHF 5 nominal value, 146,689,462 and 146,689,462 shares issued, respectively (146,249,899 and 146,473,231 shares outstanding, respectively)	554.9	554.9
Additional paid-in capital	1,357.1	1,354.2
Treasury stock (439,563 and 216,231 shares, respectively)	– 4.8	– 1.5
Unearned stock compensation	– 1.3	– 3.5
Total accumulated other comprehensive income:
Minimum pension liabilities, net of taxes	– 6.1	– 4.9
Net unrealized gains on investments, net of taxes	2.8	42.7
Cumulative translation adjustments, net of taxes	166.5	96.9
Total accumulated other comprehensive income	163.2	134.7
Retained deficit	– 273.0	– 385.4
Total shareholders’ equity	1,796.1	1,653.4

Total liabilities and shareholders’ equity	11,825.2	11,825.9
The notes to the interim financial statements are an integral part of these financial statements.

Converium Holding AG and Subsidiaries
Interim consolidated statements of cash flows (unaudited)

(USD million)
Six months ended June 30	2006	2005
Cash flows from operating activities
Net income	124.1	41.4

Adjustments for
Net realized and unrealized capital (gains) losses and impairment on investments	17.0	1.7
Amortization of premium/discount	20.5	27.4
Depreciation and amortization	5.6	22.6
Restructuring costs	– 0.2	3.1
Deferred income taxes	10.4	0.9
Net of interests/amortization on non-cash deposits	0.8	– 2.2
Total adjustments	54.1	53.5

Changes in operational assets and liabilities
Premiums receivable	102.0	163.3
Reserves for unearned premiums, retro	4.7	9.3
Reinsurance assets	71.1	– 198.4
Funds held by reinsureds	– 59.9	1.9
Funds Withheld Asset	79.8	80.4
Deferred policy acquisition costs	– 57.7	115.7
Unpaid losses and loss expenses	– 558.9	– 165.8
Future life benefits, gross	47.7	19.2
Insurance and reinsurance balances payable	– 22.9	– 143.5
Reserves for unearned premiums, gross	146.9	– 269.1
Other reinsurance liabilities	– 33.7	319.9
Funds held under reinsurance contracts	– 12.9	23.0
Net changes in all other operational assets and liabilities	– 39.0	1.5
Total changes in operational assets and liabilities	– 332.8	– 42.6
Cash (used in) provided by operating activities	– 154.6	52.3

Cash flows from investing activities
Proceeds from sales and maturities of fixed maturities held-to-maturity	14.0	–
Proceeds from sales and maturities of fixed maturities available for sale	768.1	1,859.1
Purchases of fixed maturities available-for-sale	– 613.2	– 2,280.9
Cash flows from investing activities (fixed maturities)	168.9	– 421.8
Proceeds from sales of equity securities	109.6	26.6
Purchases of equity securities	– 57.1	– 50.6
Cash flows from investing activities (equity securities)	52.5	– 24.0
Net (increase) decrease in short-term investments	– 19.2	59.4
Proceeds from sales of other assets	0.5	9.4
Purchases of other assets	– 7.7	– 28.9
Cash flows from investing activities (other)	– 26.4	39.9
Net cash provided by (used in) investing activities	195.0	– 405.9

Cash flows from financing activities
Net purchases of common shares	– 0.4	– 1.6
Dividends to shareholders	– 11.7	–
Net (decrease) increase in deposit liabilities	– 16.9	– 2.0
Net cash used in financing activities	– 29.0	– 3.6
Effect of exchange rate changes on cash and cash equivalents	24.2	– 42.3
Change in cash and cash equivalents	35.6	– 399.5
Cash and cash equivalents as of January 1	647.3	680.9
Cash and cash equivalents as of June 30	682.9	281.4
The notes to the interim financial statements are an integral part of these financial statements.

Converium Holding AG and Subsidiaries
Interim consolidated statements of changes
in shareholders’ equity (unaudited)
(USD million)

					Accumulated
		Additional		Unearned	other	Retained	Total
	Common	paid-in	Treasury	stock	comprehensive	(deficit)/	shareholders’
	stock	capital	stock	compensation	income	earnings	equity
Balance, December 31, 2005	554.9	1,354.2	– 1.5	– 3.5	134.7	– 385.4	1,653.4
Net income	—	—	—	—	—	124.1	124.1
Change in minimum pension liability	—	—	—	—	– 1.2	—	1.2
Change in net unrealized gains (losses) on investments, net of taxes	—	—	—	—	– 39.9	—	– 39.9
Cumulative translation adjustments, net of taxes	—	—	—	—	69.6	—	69.6
Dividends to Shareholders	—	—	—	—	—	– 11.7	– 11.7
Purchases of common shares	—	—	– 8.9	—	—	—	– 8.9
Releases of common shares from treasury	—	– 5.6	5.6	—	—	—	—
Stock based compensation, net	—	8.5	—	2.2	—	—	10.7
Balance, June 30, 2006	554.9	1,357.1	– 4.8	– 1.3	163.2	– 273.0	1,796.1

					Accumulated
		Additional		Unearned	other	Retained	Total
	Common	paid-in	Treasury	stock	comprehensive	(deficit)/	shareholders’
	stock	capital	stock	compensation	income	earnings	equity
Balance, December 31, 2004	554.9	1,360.5	– 7.7	– 7.5	288.7	– 454.1	1,734.8
Net income	—	—	—	—	—	41.4	41.4
Change in net unrealized gains (losses) on investments, net of taxes	—	—	—	—	14.4	—	14.4
Cumulative translation adjustments, net of taxes	—	—	—	—	– 75.2	—	– 75.2
Purchases of common shares	—	—	– 1.5	—	—	—	– 1.5
Releases of common shares from treasury	—	– 7.2	7.2	—	—	—	—
Stock based compensation, net	—	0.6	—	3.0	—	—	3.6
Balance, June 30, 2005	554.9	1,353.9	– 2.0	– 4.5	227.9	– 412.7	1,717.5
The notes to the interim financial statements are an integral part of these financial statements.

Converium Holding AG and Subsidiaries
Notes to the interim financial statements (unaudited)
Schedule of segment data
(USD million)

	Standard Property &				Total
	Casualty Reinsurance		Specialty Lines		Non-life consolidated
Six months ended June 30	2006	2005	2006	2005	2006	2005
Gross premiums written	558.9	537.6	383.0	383.3	941.9	920.9
Less ceded premiums written	– 45.7	– 16.2	– 12.9	– 39.2	– 58.6	– 55.4
Net premiums written	513.2	521.4	370.1	344.1	883.3	865.5
Net change in unearned premiums	– 151.3	– 23.3	2.4	235.1	– 148.9	211.8
Net premiums earned	361.9	498.1	372.5	579.2	734.4	1,077.3
Total investment results	49.7	57.8	58.7	65.9	108.4	123.7
Total revenues	411.6	555.9	431.2	645.1	842.8	1,201.0

Losses, loss expenses and life benefits	– 200.1	– 392.1	– 290.9	– 417.9	– 491.0	– 810.0
Acquisition costs	– 101.2	– 88.0	– 85.8	– 145.6	– 187.0	– 233.6
Other operating and administration expenses	– 21.5	– 26.1	– 19.2	– 33.2	– 40.7	– 59.3
Total benefits, losses and expenses	– 322.8	– 506.2	– 395.9	– 596.7	– 718.7	– 1,102.9

Segment income (loss)	88.8	49.7	35.3	48.4	124.1	98.1
Other income (loss)
Interest expense
Amortization of intangible assets
Restructuring costs
Income before taxes
Income tax expense
Net income

As of June 30, 2006

Reinsurance assets – underwriting reserves	260.2		261.7		521.9

Unpaid losses and loss expenses	2,524.6		3,344.8		5,869.4

Future life benefits, gross	–		–		–

Ratios
Loss ratio (Losses divided by net premiums earned)	55.3%	78.7%	78.1%	72.2%	66.9%	75.2%
Acquisition costs ratio (Acquisition costs divided by net premiums earned)	28.0%	17.7%	23.0%	25.1%	25.5%	21.7%
Administration expense ratio (Other operating and administration expenses divided by net premiums written)	4.2%	5.0%	5.2%	9.6%	4.6%	6.9%
Combined ratio (Sum of the loss, acquisition costs and administration expense ratios)	87.5%	101.4%	106.3%	106.9%	97.0%	103.8%

Converium Holding AG and Subsidiaries
Notes to the interim financial statements (unaudited)

	Life & Health		Total						Total
	Reinsurance		Ongoing Business		Run-Off		Corporate Center		consolidated
Six months ended June 30	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Gross premiums written	172.6	176.4	1,114.5	1,097.3	15.5	39.0	–	–	1,130.0	1,136.3
Less ceded premiums written	– 5.2	– 6.9	– 63.8	– 62.3	–	– 5.2	–	–	– 63.8	– 67.5
Net premiums written	167.4	169.5	1,050.7	1,035.0	15.5	33.8	–	–	1,066.2	1,068.8
Net change in unearned premiums	– 9.2	– 14.3	– 158.1	197.5	2.9	70.2	–	–	– 155.2	267.7
Net premiums earned	158.2	155.2	892.6	1,232.5	18.4	104.0	–	–	911.0	1,336.5
Total investment results	12.5	12.5	120.9	136.2	21.4	32.1	–	–	142.3	168.3
Total revenues	170.7	167.7	1,013.5	1,368.7	39.8	136.1	–	–	1,053.3	1,504.8

Losses, loss expenses and life benefits	– 99.3	– 107.2	– 590.3	– 917.2	18.7	– 79.3	–	–	– 571.6	– 996.5
Acquisition costs	– 50.7	– 45.9	– 237.7	– 279.5	– 7.4	– 26.0	–	–	– 245.1	– 305.5
Other operating and administration expenses	– 4.7	– 8.5	– 45.4	– 67.8	– 13.5	– 20.3	– 24.7	– 19.2	– 83.6	– 107.3
Total benefits, losses and expenses	– 154.7	– 161.6	– 873.4	– 1,264.5	– 2.2	– 125.6	– 24.7	– 19.2	– 900.3	– 1,409.3

Segment income (loss)	16.0	6.1	140.1	104.2	37.6	10.5	– 24.7	– 19.2	153.0	95.5
Other income (loss)									2.4	– 5.4
Interest expense									– 15.7	– 15.9
Amortization of intangible assets									–	– 13.8
Restructuring costs									0.2	– 13.6
Income before taxes									139.9	46.8
Income tax expense									– 15.8	– 5.4
Net income									124.1	41.4

As of June 30, 2006

Reinsurance assets – underwriting reserves	61.8		583.7		148.8				732.5

Unpaid losses and loss expenses	248.6		6,118.0		1,161.0				7,279.0

Future life benefits, gross	476.0		476.0		–				476.0

Ratios
Loss ratio (Losses divided by net premiums earned)
Acquisition costs ratio (Acquisition costs divided by net premiums earned)	32.0%	29.6%
Administration expense ratio (Other operating and administration expenses divided by net premiums written)	2.8%	5.0%
Combined ratio (Sum of the loss, acquisition costs and administration expense ratios)

Converium Holding AG and Subsidiaries
Notes to the interim financial statements (unaudited-continued)
1.Basis of preparation
The interim financial statements for Converium Holding AG and subsidiaries (“Converium” or “the Company”) have been prepared in accordance with accounting principles generally accepted in the United States, or US GAAP. Such financial statements do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. Accordingly certain information and footnotes have been condensed or omitted. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. The results of operations for the interim period are not necessarily indicative of the results that may be expected for the year ended December 31, 2006, as interim results may be affected by several factors including, but not limited to, changes in the economic environment and catastrophic losses. These interim financial statements should be read in conjunction with the audited financial statements of Converium for the year ended December 31, 2005.
In the first quarter of 2005, Converium formally adopted a change to the reporting line of the management of its North American operations. This change was introduced to reflect the placement of Converium Reinsurance (North America) Inc. (“CRNA”) into orderly run-off and management’s desire to monitor this business on a stand-alone basis. Therefore, Converium’s business is now organized around three ongoing operating segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance, which are based principally on global lines of business, in addition to a Run-Off segment. The Run-Off segment includes all business: both life and non-life, originating from CRNA and Converium Insurance (North America) Inc, excluding the US originated aviation business. In addition to the four segments’ financial results, the Corporate Center carries certain administration expenses, such as costs of the Board of Directors, the Global Executive Committee and other corporate functions as well as other expenses not allocated to operating segments. As well as reporting individual segment results, management also presents the aggregation of Standard Property & Casualty Reinsurance and Specialty Lines, referred to later in the financial statements as ongoing non-life business, as these are both non-life segments, the aggregation of which management considers meaningful in understanding the performance of Converium. This measure excludes the non-life business contained within the Run-Off segment in line with management’s desire to monitor this segment on a stand-alone basis. The aggregation of the Life & Health Reinsurance segment with the ongoing non-life business is referred to as total ongoing business.
Restatement
The financial statements and certain financial data set forth in our 2006 interim financial statements for the six months ended June 30, 2005 for the same period, reflect restatements made in February 2006 of our previously issued financial statements for this period. Please refer to Converium’s 2005 Annual Report (Note 3 to the 2005 consolidated financial statements for additional information on the Restatements).
Use of estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Therefore, actual results could differ from those estimates.
The most significant estimates include those used in determining reserves for non-life losses and loss expenses, premium accruals and deferred policy acquisition costs, reinsurance recoverables, impairments, income taxes, and commitments and contingencies.
2. New accounting pronouncements
The following new standards have been adopted by Converium:
FASB Staff Position (“FSP”) FAS 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”
In November 2005, the FASB issued FSP FAS 115-1,“The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” to finalize the guidance which was initially provided in EITF 03-1, on (1) when an investment is considered impaired, (2) whether that impairment is “other-than-temporary”, (3) how to measure the impairment loss, and (4) disclosures related to impaired securities. Because of concerns about the application of EITF 03-1’s guidance that described whether an impairment is other-than-temporary, the FASB deferred the effective date of that portion of EITF 03-1’s guidance. This FSP now officially nullifies EITF 03-1’s guidance on determining whether an impairment is other-than-temporary, and effectively retains the previous guidance in this area. The FSP generally carries forward EITF 03-1’s guidance for determining when an investment is impaired, how to measure the impairment loss, and what disclosures should be made regarding impaired securities. This statement was adopted as of January 1, 2006.

Converium Holding AG and Subsidiaries
Notes to the interim financial statements (unaudited-continued)
SFAS 123 (revised 2004), “Share-Based Payment”
In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment”. This Statement is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. Converium has already adopted the standards of SFAS No. 123 and therefore the compensation cost recognized in accordance with SFAS 123 during the years ended December 31, 2005 and 2004 was consistent with the cost that would have been recorded under SFAS 123(R). Under SFAS 123(R), the Company is also required to estimate expected forfeitures at the grant date and recognize compensation cost only for awards expected to vest. The impact on compensation cost upon adoption of SFAS 123(R) as of January 1, 2006 was not material.
The following new standards will be required to be adopted by Converium in the future:
FASB issued Statement (“SFAS”) No. 155, “Accounting for Certain Hybrid Instruments”
On February 16, 2006, FASB issued Statement No. 155, “Accounting for Certain Hybrid Instruments” (“SFAS 155”), which amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities” (“SFAS 140”). SFAS 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the instrument on a fair value basis. SFAS 155 also clarifies and amends certain other provisions of SFAS 133 and SFAS 140. This statement is effective for all financial instruments acquired or issued in fiscal years beginning after September 15, 2006. This guidance is currently not expected to have a material impact on the Company’s financial position or results of operations.
FASB Interpretation No. (FIN) 48 “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109”
In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109” (FIN 48), which clarifies the accounting and disclosure for uncertain tax positions, as defined. FIN 48 seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. This interpretation is effective for fiscal years beginning after December 15, 2006. The company is currently evaluating the impact that the adoption of FIN 48 will have on its financial position or results of operations.
FASB issued Exposure Draft of Proposed SFAS, “Employers” Accounting for Defined Benefit Pension and Other Postretirement Plans”
In March 2006, the FASB issued an Exposure Draft of a Proposed SFAS, “Employers‘ Accounting for Defined Benefit Pension and Other Postretirement Plans.” The Exposure Draft would amend SFAS Nos. 87, 88, 106 and 132(R). The proposed SFAS would require an employer with a defined benefit plan or other postretirement plan to recognize an asset or liability on its balance sheet for the over funded or under funded status of the plan. The pension asset or liability is the difference between the fair value of the pension plan’s assets and the projected benefit obligation as of year end. For other postretirement benefit plans, the asset or liability is the difference between the fair value of the plan’s assets and the accumulated postretirement benefit obligation as of year end. The Company would be required to adopt this proposed SFAS effective for the year ending December 31, 2006. The company is currently evaluating the impact that the adoption will have on its financial position or results of operations.
3. Restructuring costs
In the first half of 2006 Converium incurred a restructuring benefit of USD 0.2 million due to the release of restructuring accruals as compared with expenses of USD 13.6 million for the same period in 2005. In 2005, the reduction in overall business volume required organizational changes and an adjustment to our global cost base including employee terminations and closures of smaller offices.

Converium Holding AG and Subsidiaries
Notes to the interim financial statements (unaudited-continued)
4. Foreign currency translation and transactions
Table 4.1 summarizes the principal exchange rates that have been used for translation purposes (US dollar per foreign currency unit). Net realized gains (losses) on foreign currency transactions were immaterial for the six months ended June 30, 2006 and 2005, respectively.
Table 4.1
Exchange rates

			Statements of income
	Balance sheets		and cash flows
	June 30, 2006	December 31, 2005	June 30, 2006	June 30, 2005
UK pound	1.8496	1.7167	1.7903	1.8737
Euro	1.2787	1.1795	1.2299	1.2857
100 Japanese yen	0.8748	0.8472	0.8653	0.9439
Swiss franc	0.8163	0.7587	0.7878	0.8314
5. Invested assets and investment income
Table 5.1
Net investment income

(USD million)
Six months ended June 30	2006	2005
Investment income:
Fixed maturities	106.9	116.0
Equity securities	3.4	3.9
Short-term investments and cash and cash equivalents	12.7	7.1
Real estate	4.0	4.7
Other	12.7	11.2
Funds Withheld Asset	26.6	33.1
Total investment income	166.3	176.0
Investment expenses	– 5.7	– 4.7
Real estate expenses	– 1.3	– 1.3
Net investment income	159.3	170.0
The Funds Withheld Asset was USD 986.4 million and USD 1,159.2 million as of June 30, 2006 and June 30, 2005, respectively. Net investment income on the Funds Withheld Asset is based on a weighted average interest rate similar to that of a bond portfolio.
Table 5.2
Net realized capital (losses) gains

(USD million)
Six months ended June 30	2006	2005
Fixed maturities:
Realized capital gains	0.6	8.9
Realized capital losses	– 11.0	– 8.5
Equity securities:
Realized capital gains	4.4	1.8
Realized capital losses	– 0.1	– 0.7
Write-down of impaired investments	– 9.4	– 4.9
Other	– 1.5	1.7
Net realized capital (losses) gains	– 17.0	– 1.7

Converium Holding AG and Subsidiaries
Notes to the interim financial statements (unaudited-continued)
Converium reported net realized capital (losses) gains of USD 17.0 million and USD 1.7 million for the six months ended June 30, 2006 and 2005, respectively. Net realized capital (losses) gains for 2006 include net realized capital losses on fixed maturities of USD 10.4 million partially offset by net realized capital gains on equity securities of USD 4.3 million. Converium incurred write-downs of impaired investments of USD 9.4 million, of which, USD 2.3 million are related to the sale of private equity investments, and USD 5.2 million were related to fixed maturities securities.
As of June 30, 2006, Converium reported total investments (including cash and cash equivalents) of USD 7,177.3 million, of which USD 1,157.0 million are held in its North American operations and are subject to the restrictions of an entity in run-off. Of the total USD 5,033.9 million related to Converium’s ongoing operations, excluding the Funds Withheld Asset, the following amounts were pledged:
•	USD 2,205.7 million were pledged as collateral relating to outstanding letters of credit of USD 1,994.2 million, comprising USD 1,113.8 from the USD 1.6 billion Syndicated Letter of Credit Facility and USD 880.4 million of other irrevocable letters of credit to secure certain reinsurance contracts,

•	USD 248.3 million were pledged primarily as deposits with cedents,

•	USD 631.1 million were pledged to support Converium internal reinsurance transactions; and

•	USD 187.5 million were deposited in trust or with regulatory authorities or states related to the USD 1,157.0 million held in Converium’s North American operations.
Table 5.3
Investments in fixed maturities and equity securities

(USD million)	Cost or		Gross		Gross		Estimated
	amortized cost		unrealized gains		unrealized losses		fair value
	June 30	Dec. 31	June 30	Dec. 31	June 30	Dec. 31	June 30	Dec. 31
	2006	2005	2006	2005	2006	2005	2006	2005
Held-to-maturity
Fixed maturities:
Transferred in:
US government	370.6	389.1	16.5	–	– 19.8	– 16.7	367.3	372.4
Other governments	14.2	13.1	0.1	0.7	–	–	14.3	13.8
Newly invested:
US government	168.5	169.1	–	–	– 26.1	– 3.1	142.4	166.0
Other governments	238.5	222.3	0.5	4.3	– 1.3	–	237.7	226.6
Total fixed maturities held-to-maturity	791.8	793.6	17.1	5.0	– 47.2	– 19.8	761.7	778.8

Available-for-sale
Fixed maturities:
US government	997.9	1,166.3	1.1	2.9	– 32.3	– 21.5	966.7	1,147.7
Other governments	1,645.8	1,566.6	2.1	14.6	– 18.6	– 6.0	1,629.3	1,575.2
Corporate and other debt securities	922.1	888.6	1.2	6.4	– 32.2	– 9.5	891.1	885.5
Mortgage and asset-backed securities	570.5	568.1	0.1	0.3	– 16.4	– 7.0	554.2	561.4
Total fixed maturities available-for-sale	4,136.3	4,189.6	4.5	24.2	– 99.5	– 44.0	4,041.3	4,169.8
Equity securities available-for-sale	258.3	287.7	97.5	76.0	– 2.2	– 1.1	353.6	362.6
Total available-for-sale	4,394.6	4,477.3	102.0	100.2	– 101.7	– 45.1	4,394.9	4,532.4
6. Goodwill
Goodwill was USD 50.0 million and USD 49.5 million at June 30, 2006 and December 31, 2005, respectively.
At June 30, 2006 and December 31, 2005, the current carried value of goodwill associated with the 30.1% stake in Global Aerospace Underwriting Managers Limited (“GAUM”) was GBP 13.5 million (USD 24.1 million) and GBP 13.2 million (USD 23.6 million) respectively. Of the remaining balance of goodwill as of June 30, 2006 and December 31, 2005, USD 20.0 million related to Converium AG’s 49.9% strategic investment in the Medical Defence Union Services Ltd (“MDUSL”) executed during 2000.
SFAS 142, ''Goodwill and Other Intangible Assets’’, requires impairment testing of goodwill annually or more regularly if any event or change in business circumstances occurs which would indicate that the carrying value of goodwill may be impaired. SFAS 142 also requires that useful lives for intangible assets other than goodwill be reassessed and the remaining amortization periods be adjusted accordingly. Goodwill and other intangible assets are included in the balance sheet under the caption “Other assets”.

Converium Holding AG and Subsidiaries
Notes to the interim financial statements (unaudited-continued)
7. Losses and loss expenses
Prior years’ development
Prior years’ favorable net loss and loss expenses incurred for the six months ended June 30, 2006 in the amount of USD 120.1 million were primarily driven by a net favorable development of prior years’ loss reserves of USD 64.7 million, the net commutation gains of USD 43.9 million and the reversal of reserves relating to adjustments of prior years’ premium accruals.
The Standard Property & Casualty Reinsurance segment was positively impacted by a net favorable development of prior years’ loss reserves in the amount of USD 52.5 million primarily related to the General Third Party Liability and Property lines of business in the amounts of USD 31.6 million and USD 25.6 million, respectively.
The Specialty Lines segment was positively impacted by a net favorable development of prior years’ loss reserves in the amount of USD 18.5 million primarily related to the lines of business: Aviation & Space (USD 15.4 million), Marine & Energy (USD 12.1 million) and Engineering (USD 10.1 million). Partially offsetting these favorable developments was a net adverse development of prior years’ loss reserves related to the Professional Liability and other Special Liability line of business in the amount of USD 16.4 million.
The Run-Off segment experienced net adverse development of prior years’ loss reserves in the amount of USD 6.3 million primarily related to the Professional Liability and other Special Liability line of business in the amount of USD 22.9 million. Partially offsetting the adverse development was a net favorable development of prior years’ loss reserves of USD 10.8 million related to the Motor line of business.
Prior years’ favorable net loss and loss expenses incurred for the six months ended June 30, 2005 in the amount of USD 74.4 million were primarily driven by net favorable development of prior years’ loss reserves, net commutation gains of USD 24.3 million and the reversal of reserves relating to adjustments of prior years’ premium accruals.
Commutations
In conjunction with the placement of CRNA into orderly run-off and the execution of its related commutation strategy, Converium commuted gross (net) loss reserves, primarily with North American cedents, in the amount of USD 198.4 million (USD 189.8 million) for the six months ended June 30, 2006, resulting in a net commutation gain on the segment’s technical result of USD 43.1 million. Since commutation payments essentially reflect a discounted present value of estimated future cash flows, future investment income earned is expected to decline as the assets backing those reserves are liquidated to make payments. The total reduction of gross (net) loss reserves in the Run-Off segment, after commutations and loss and loss expenses paid, was USD 303.1 million (USD 297.5 million) to USD 1,161.0 million (USD 1,012.2 million) as of June 30, 2006 from USD 1,464.1 million (USD 1,309.7 million) as of December 31, 2005.
Converium commuted gross (net) loss reserves, primarily with North American cedents, in the amount of USD 142.4 million (USD 73.1 million) for the six months ended June 30, 2005, resulting in a net commutation gain on the segment’s technical result of USD 24.3 million.
Impact of property catastrophe losses
For the six months ended June 30, 2006, Converium reported no major catastrophe losses (defined as those in excess of USD 10.0 million). For the six months ended June 30, 2005, Converium reported major catastrophe losses for Winter Storm Erwin in the amount of USD 32.5 million net.
8. Guaranteed Minimum Death Benefit (GMDB)
Converium assumed certain retrocession liability with regard to Guaranteed Minimum Death Benefit (“GMDB”) features attached to variable annuity policies written in the United States. These treaties are all in run-off and cover in total 1.2 million policies that were issued mainly in the late 1990’s and that incorporate various benefit types originating from different primary insurers. Claims occur in the event of death if a policy is in-the-money, which means that the GMDB exceeds the account balance. Under these circumstances, the difference between the GMDB and the account balance or the GMDB and the cash surrender value becomes due, depending on the definition of the underlying reinsurance agreements.

Converium Holding AG and Subsidiaries
Notes to the interim financial statements (unaudited-continued)
The following types of Guaranteed Minimum Death Benefits are covered:
•	Return of premium: The GMDB is the amount of total deposits adjusted for partial withdrawals, if any.

•	Ratchet: After a given number of years, the GMDB is adjusted to the current account balance, if greater. Most common is a 1-year ratchet, meaning that the GMDB is adjusted annually on the policy’s anniversary date.

•	Rollup: The GMDB increases each year from the initial premium adjusted for later deposits and partial withdrawals by a fixed percentage. Rollup guarantees reinsured under Converium’s agreements grant an annual accumulation percentage between 3% and 7%. In many products, especially for higher rollup percentages, an upper limit applies (e.g. 200% of the paid policyholder premium adjusted for later deposits and partial withdrawals).

•	Reset: After a given number of years, the GMDB is adjusted to the current account balance. This means that the GMDB can be reduced but often not below the paid-up premium (adjusted for later deposits and partial withdrawals).

•	Combinations of the above.
Guarantees that increase over the time are, for a majority of the assumed business, only applied up to a certain age (e.g. 85 years). For the majority of the portfolio, a maximum death benefit age exists and as a consequence, Converium will be off the risk afterwards.
Converium does not hold any contract holder funds. These assets remain with the originating ceding companies.
The GMDB liability is determined each period based on the information provided by Converium’s ceding companies. The current account value, the guaranteed death benefit and details of the covered benefit types are taken into consideration for the evaluation of the net amount at risk (NAR) and the expected future liability. The liability according to SOP 03-1 is estimated at the end of the reporting period.
For the evaluation of the liabilities, Converium uses an actuarial model that considers 1,000 stochastically generated investment performance scenarios. The mean performance assumed for equities is 9.6% and the mean performance for other investment types such as bonds and cash deposits varies between 4.8% and 5.7%. The corresponding volatility assumptions are 18.3% and 1.5% to 2.2%, respectively. The discount rate used in the model is stochastically generated in line with the other investment scenarios and takes into consideration the current yield level. It is assumed to be an average of 5.7% over the long run. The mortality assumption is 100% of the Annuity 2000 table. Lapse rates vary by duration and range from 6.5% to 20%. Partial withdrawals, either applied pro-rata or on a dollar-for-dollar basis according to the policy conditions, are also considered in the modeling. The corresponding parameter, reflecting the on-average withdrawn amount of the account value, varies by duration and is assumed to range from 2.4% to 7.5% per annum.
As of June 30, 2006, the following values were estimated as described above:
Table 8.1

(USD million, except Average age)					Gross
					SOP 03-1
Guarantee type	Average age	GMDB	Account Value	NAR	Reserve
Ratchet	66.8	1,665.0	1,466.2	251.3	25.5
Rollup	71.7	521.6	359.8	166.0	25.7
Rollup & ratchet	67.7	19.7	15.6	5.4	0.5
Return of premium	64.3	17.5	19.0	1.5	0.1
Reset	60.6	242.6	275.5	11.2	1.2
Reset & return of premium	62.1	105.4	115.2	3.0	0.3
Total	68.5	2,571.8	2,251.3	438.4	53.3

Converium Holding AG and Subsidiaries
Notes to the interim financial statements (unaudited-continued)
The table below shows the cash flow and claim reserves balances for the periods shown:
Table 8.2

(USD million)
Six months ended June 30	2006	2005
Received reinsurance premiums, net of commission and brokerage	2.2	2.1
Paid losses	5.9	6.1

As of	June 30, 2006	Dec. 31, 2005
Claim reserves (including case reserves and IBNR)	3.7	5.4
9. Income taxes
Converium recorded an income tax expense of USD 15.8 million and USD 5.4 million for the six months ended June 30, 2006 and 2005, respectively. Converium’s operations in Switzerland and North America reported no income tax due to the establishment of the full valuation allowance in 2004 against existing net deferred tax assets and the existing net operating losses (NOL) in these jurisdictions. For all other jurisdictions the Company applies the annual effective tax rate to calculate the income taxes on a jurisdiction-by-jurisdiction basis. Converium’s global effective tax rate for the six months ended June 30, 2006 of 11.3% is in the expected range for 2006 and comparable to the effective tax rate for the six month ended June 30, 2005 of 11.5%.
As of December 2005, Converium has a substantial NOL available to offset future taxable income in certain branches and subsidiaries. For CRNA, the realization of the NOL carryforwards may be limited due to IRC Sec. 382. Under U.S. tax law, the utilization of the deferred tax asset related to the net operating loss carryforwards generated by CRNA is subject to an annual limitation if there is a more than 50 percentage point change in shareholder ownership. As a result of Converium’s changes in ownership since the IPO, the Company may have potentially triggered this limitation. If the limitation had been triggered, the Company’s net operating loss carryforward could potentially be subject to the limitation. Management is currently reviewing the impact of changes in ownership to determine whether a limitation has been triggered. There will be no income statement impact related to the outcome of the investigation. The company has established a full valuation allowance against the net deferred tax balances previously recorded at CRNA, however due to section 382 limitations the outcome of the investigation could have an impact on the income statement going forward.
10. Employee benefits
The following table shows the net periodic benefit expense for the six months ended June 30, 2006 and 2005:
Table 10.1
Net periodic benefit expense

(USD million)
Six months ended June 30	2006	2005
Service cost	– 3.6	– 4.3
Interest cost	– 1.4	– 1.8
Expected return on plan assets	1.5	1.9
Employee contributions	1.4	1.6
Amortization of actuarial losses	– 0.1	– 0.3
Amortization of past service cost	0.1	0.1
Net periodic benefit expense	– 2.1	– 2.8
The expected future cash flow in 2006 to be paid by Converium in respect to pension plans at June 30, 2006 is USD 3.4 million.

Converium Holding AG and Subsidiaries
Notes to the interim financial statements (unaudited-continued)
11. Related party transactions
GAUM
In 2003, Converium finalized an agreement to acquire a 25% stake in GAUM, a leading international commercial and general aviation underwriting agency, as a part of its strategy to strengthen its long-term position in the Aviation & Space line of business. At that same time, Converium entered into a pool members’ agreement under which it became a member of the aviation and aerospace pools run by GAUM and its subsidiary, Associated Aviation Underwriters Inc.
In February 2004, Converium AG acquired a further 5.1% stake in GAUM from Royal and Sun Alliance increasing its overall stake to 30.1%.
For the 2006 and 2005 underwriting years, Converium has committed 27.25% of the overall pool’s capacity of the aviation risks managed by GAUM. Gross premiums assumed through the pools managed by GAUM were USD 127.7 million and USD 110.7 million for the six months ended June 30, 2006 and 2005, respectively.
In the light of changing business circumstances associated with Converium’s ratings downgrade in 2004, Converium entered into fronting agreements with Munich Re and National Indemnity in order to support and sustain the aviation business from GAUM. These fronting agreements initially extended to September 30, 2005 with no contractual guarantee that they would be extended beyond that date. In the third quarter of 2005, Converium entered into a new aviation fronting arrangement with National Indemnity and Munich Re, effective October 1, 2005. The new agreement ensures Converium’s continued participation in the pool of GAUM until September 30, 2006.
The pool members’ agreement with respect to GAUM provides that if a member of the pool has its financial strength rating downgraded below BBB+ by Standard & Poor’s Rating Service it may be served with a notice terminating its membership in the pool upon approval by the committee of representatives of the pool. Converium expects that continuation of its membership at its current rating is likely to be conditional upon its entering fronting arrangements acceptable to other pool members in a timely fashion and thereafter maintaining such arrangements. If Converium’s membership were to be reduced to less than a 5% share, it would not be permitted to participate in future pool business and would have to collateralize by way of a letter of credit its obligations under the business written by the pool in its name prior to its termination. If Converium’s pool membership were terminated, it may also be required to sell its 30.1% stake in GAUM.
At June 30, 2006 and December 31, 2005, the current carried value of goodwill associated with the 30.1% stake in GAUM was GBP 13.5 million (USD 24.1 million) and GBP 13.2 million (USD 23.6 million), respectively.
At June 30, 2006 and December 31, 2005 Converium had an outstanding shareholder loan to GAUM in the amount of GBP 15.2 million (USD 28.1 million) and (USD 26.1 million) at the respective balance sheet dates.
Medical Defence Union (“MDU”)
Converium entered into a strategic alliance with the MDU that resulted in a 49.9% participation in MDUSL. MDUSL distributes medical malpractice insurance policies to the members of the MDU. As a result of the initial FSA approval in respect of general liability business, insurance policies underwritten by Converium Insurance (UK) Ltd were issued to members of the MDU beginning July 1, 2003. These insurance policies replaced policies formerly issued in the United Kingdom by ZFS’ entities, the majority of which were reinsured by Converium. Gross premiums written in respect of MDU business were USD 76.1 million and USD 76.3 million for the six months ended June 30, 2006 and 2005 respectively.
The MDU Shareholders’ Agreement provides that if Converium’s credit rating is lowered by more than seven points, from its initial “A+” rating, by a recognized credit ratings agency, the MDU may serve Converium with a Termination Notice. Within sixty days after service of such termination notice, MDU has the right to purchase Converium’s 49.9% shareholding in MDU Services Ltd. at a price to be mutually agreed upon by the parties, or to be determined by a valuation expert. Converium’s ratings downgrade have not triggered the termination provisions of the MDU Shareholders’ Agreement.
The current terms of the MDU Shareholders’ Agreement require that Converium will provide a concession, starting in 2010 and annually thereafter based upon a predetermined formula. Converium believes that, as at December 31, 2005, an obligation with regard to the underwriting year 2000 was both probable and estimable and has, accordingly, recognized a charge of USD 9.0 million in other (loss) income reflecting the current view of how the Company will settle this obligation. At June 30, 2006 and December 31, 2005 Converium has recognized a liability of GBP 5.0 million (USD 9.2 million) and (USD 8.5 million) at the respective balance sheet dates in respect of this obligation in accrued expenses and other liabilities.

Converium Holding AG and Subsidiaries
Notes to the interim financial statements (unaudited-continued)
12. Commitments and contingencies
Canada Life
On December 21, 2001, The Canada Life Assurance Company (“Canada Life”), brought an action against Converium Rückversicherung (Deutschland) AG (“Converium Germany”) in the United States District Court of the Southern District of New York. Canada Life alleged that Converium Germany breached certain quota share retrocession agreements with Canada Life by failing to indemnify its full percentage of Canada Life’s September 11th losses and by failing to post an USD 82.4 million letter of credit for its alleged liability pursuant to the ISA facilities’ underlying agreements. Converium Germany disputed this claim on the grounds that its liability under the pertinent contracts is limited and also raised other contract defenses. After litigation in the federal courts concerning jurisdictional issues, which Canada Life lost, Canada Life agreed to arbitration. The organizational meeting of the arbitrators took place on October 8, 2003. Since then, pursuant to an order by the arbitration panel, Converium Germany has obtained a letter of credit in the amount of USD 65.97 million to be drawn down upon, if at all, should two of the three arbitrators issue an award in favor of Canada Life. A two-week hearing was conducted in July 2005.
The arbitration panel recently rendered a Final Award, finding that Converium Germany’s liability under any contracts between Canada Life and Converium Germany for the ISA facilities for the 2000 and 2001 underwriting years is limited such that Converium Germany’s maximum potential gross liability totals USD 14.5 million, plus interest. The award further ordered that the letter of credit posted by Converium Germany be terminated or canceled. Converium Germany understands that an application to vacate the award has been filed, but not served. Converium Germany believes that any attempt to vacate the award is wholly without merit, and it intends to contest any attempt in the appropriate jurisdiction.
Converium Germany has fully reserved this claim. However, arrangements entered into with Zurich Financial Services provide for the claim to be covered by the agreed-to cap for September 11th related losses provided to us by Zurich Financial Services in conjunction with Converium’s Initial Public Offering.
Review of certain of our reinsurance transactions
Ongoing investigations of the insurance and reinsurance industry and non-traditional insurance and reinsurance products are being conducted by U.S. and international regulators and governmental authorities, including the U.S. Securities and Exchange Commission and the New York Attorney General.
On March 8, 2005, MBIA issued a press release stating that MBIA’s audit committee undertook an investigation to determine whether there was an oral agreement with MBIA under which MBIA would replace Axa Re Finance as a reinsurer to CRNA by no later than October 2005. The press release stated that it appeared likely that MBIA made such an agreement or understanding with Axa Re Finance in 1998. Thereafter, on April 19, 2005, CRNA received subpoenas from the U.S. Securities and Exchange Commission and the Office of the New York Attorney General seeking documents related to certain transactions between CRNA and MBIA. Converium has also received additional inquiries from the Securities and Exchange Commission and other governmental authorities in Europe regarding non-traditional insurance and reinsurance products and/or the Restatement of its financial statements. The inquiries are ongoing and Converium is fully cooperating with the governmental authorities.
In view of the industry investigations and the events relating to MBIA described above, Converium engaged independent outside counsel to assist it in a review and analysis of certain of its reinsurance transactions, including the MBIA transactions. The internal review, which was overseen by the Audit Committee, addressed issues arising from the ongoing governmental inquiries and Converium’s own decision to review certain additional items. The internal review involved the assessment of numerous assumed and ceded transactions including structured/finite risk and other reinsurance transactions and encompassed all business units of Converium, a review of hundreds of thousands of e-mails, attachments to e-mails and other documents and interviews of all current members of the Global Executive Committee and the Board of Directors at that time, as well as certain former members of senior management and other employees of Converium. The Audit Committee believes that the scope and process of the internal review has been sufficient to determine whether Converium’s assumed and ceded transactions were improperly accounted for as reinsurance, rather than as deposits. After discussing the findings of Converium’s extensive internal review with independent outside counsel, the Audit Committee determined that certain accounting corrections were appropriate and authorized the Restatement of Converium’s financial statements as of and for the years ended December 31, 2004 through 1998. As part of this process, the Audit Committee involved its independent group auditors, Pricewaterhouse Coopers Ltd. Financial information for each of the quarters ended March 31, 2003 through June 30, 2005 have also been restated. For further information regarding these adjustments, please refer to Converium’s 2005 Annual Report (Note 3 to the 2005 consolidated financial statements for additional information on the Restatement). Previously published financial statements regarding any of the above periods should no longer be relied upon.
As noted above, Converium is fully cooperating with the governmental authorities and is in the process of sharing the results of its internal review with the relevant authorities. Although the internal review was extensive, the ongoing governmental inquiries, or other developments, could result in further restatements of Converium’s financial results in the future and could have a material adverse effect on Converium.

Converium Holding AG and Subsidiaries
Notes to the interim financial statements (unaudited-continued)
Class Action Lawsuits
Following the Company’s announcement on July 20, 2004 that second quarter 2004 results would fall short of expectations due to higher than modeled US casualty loss emergence primarily related to the underwriting years 1997 to 2001, six securities law class action lawsuits were brought against the Company and several of its officers and directors in the United States District Court for the Southern District of New York between October 4, 2004 and December 2, 2004 (collectively, the “Federal Actions”).
On December 9, 2004, another securities law class action lawsuit, Rubin v. Converium Holding AG, et al., Index No. 04-117332, was brought against the Company and certain of its officers and directors in the Supreme Court of the State of New York for the County of New York. The Rubin action was removed to the United States District Court for the Southern District of New York. Plaintiff Rubin’s request that the Court allow him to renew his motion to remand the action to state court (which Rubin had previously withdrawn) is still pending.
On July 14, 2005, the Court signed an order in the Federal Actions appointing Public Employees’ Retirement System of Mississippi and Avalon Holdings Inc. lead plaintiffs. On September 23, 2005, the lead plaintiffs filed a consolidated amended class action complaint (the “Complaint”) setting forth their claims. The Complaint includes the Louisiana State Employees’ Retirement System as an additional named plaintiff. Lead plaintiffs have asked the Court to consolidate the Rubin action with the other Federal Actions for all purposes.
The Complaint names as defendants the Company; director Derrell J. Hendrix; former officers Dirk Lohmann, Martin Kauer and Richard Smith; former directors Terry G. Clarke, Peter C. Colombo, Georg F. Mehl, George G.C. Parker, Anton K. Schnyder and Jürgen Förterer; ZFS; UBS AG; and Merrill Lynch International. The Complaint asserts claims for violations of Section 10(b) and Section 20(a) of the Securities Exchange Act of 1934 and Sections 11, 12 and 15 of the Securities Act of 1933 and alleges, among other things, that the Company misrepresented and omitted material information in various public disclosures during the period from December 11, 2000 through September 2, 2004 because they did not establish adequate loss reserves to cover claims by policyholders; that the announced reserve increases prior to July 20, 2004 were insufficient; and that, as a result of the foregoing, the earnings and assets were materially overstated. The putative class of plaintiffs on whose behalf these lawsuits have been asserted consists of all buyers of the Company’s stock from December 11, 2001 through and including September 2, 2004. Plaintiffs are seeking unspecified compensatory damages, attorney’s fees, witness fees and expert fees.
On December 23, 2005, the defendants moved to dismiss the Complaint. On February 17, 2006 the lead plaintiffs submitted a memorandum of law in opposition to all defendants’ motions to dismiss the Complaint. As a result of Converium’s restatement of prior years’ financial information, on April 21, 2006, plaintiffs filed a motion for leave to file a second amended complaint which proposes to add certain allegations to their consolidated amended complaint relating to Converium’s restatement and which makes certain other changes to that complaint. On May 25, 2006, Converium and the other defendants filed papers in opposition to plaintiffs’ motion to amend. Plaintiffs had until June 16, 2006 to file reply papers in further support of their motion to amend. A status conference in the actions scheduled for June 22, 2006, was cancelled by the Court without giving further guidance as to the proposed time table. The defendants’ motion to dismiss the first amended complaint and the plaintiffs’ motion for leave to file a second amended complaint are still pending. As previously stated, the actions are still in the preliminary phases; thus, the timing and outcome of these matters are not currently predictable. An unfavorable outcome could have a material effect on our financial condition, results of operations and cash flows.
13. Regulation
Converium Rückversicherung (Deutschland) AG is regulated in Germany and is engaged exclusively in the reinsurance business. It is thus an insurance enterprise within the meaning of the German Insurance Supervision Act and as such is subject to governmental supervision. This supervision is exercised by the Federal Insurance Supervisory Office (BaFin) located in Bonn, Germany.
Until the end of 2004, and in contrast to insurance enterprises, companies that had been engaged exclusively in reinsurance activities were subject to a less extensive scope of governmental supervision. The supervisory authority’s monitoring of reinsurers was limited to ensuring their compliance with the specific accounting regulations applicable to insurance enterprises. For this purpose, reinsurance enterprises were required to submit quarterly and annual financial statements to the supervisory authority.
In addition, reinsurers were obligated to submit detailed reports on the nature and volume of their business to the supervisory authority in accordance with the Ordinance on Reporting by Insurance Enterprises to the Federal Insurance Supervisory Office.
The supervisory authority may, at its discretion, perform inspections at the reinsurer’s premises to verify compliance with these statutory obligations.

Converium Holding AG and Subsidiaries
Notes to the interim financial statements (unaudited-continued)
Under the old system, German reinsurers used to only be supervised indirectly, principally through the supervision of primary insurance companies. In particular, the Federal Insurance Supervisory Office requires German insurance companies to monitor their reinsurance agreements, which has led to the creation of internal rating systems for reinsurers by German insurance companies.
The German legislative has passed an enhanced supervisory act that now fully integrates the reinsurance industry into the regulatory scheme applicable to the insurance industry under the EU Directive on reinsurance. The new law became effective by January 1, 2005. The new regulation has an impact on various aspects of reinsurers, including legal form of the company, location of the headquarters, qualification of the executive management, control procedures towards shareholders, investment principles, solvency requirements and special intervention rights for the supervising bodies.
Many of the items related to the new directive set forth in the EU Reinsurance Directive have already been implemented in Germany, foremost into the newly released German Insurance Supervision Act as of January 1, 2005. This law now includes solvency requirements for reinsurers based on the Solvency I standard as well as license and many jurisdictional items in great detail. The remaining items have been prepared for a white paper. The German federal cabinet decided on this paper on April 25, 2006 and submitted it to the parliament for approval. The new law is expected to become effective by autumn 2006 and contains issues such as:
•	implementation of the principle of supervision in the member state of the company’s head office;

•	approval of the European stock corporation as form of enterprise;

•	additional supervision of reinsurers within an insurance group;

•	introduction of regulations for finance reinsurance;

•	supervision of special purpose vehicles; and

•	introduction of the supervision of branches belonging to reinsurance companies in countries outside the EU member countries.
In addition, extensive work has been initiated by the local German supervisory authority and the German insurance association in order to prepare for a risk based solvency system (Solvency II), which should be similar to the Basel II requirements enacted for the banking industry. Solvency II is not expected to be released prior to 2008/2009.
14. Earnings per share
Converium Holding AG has purchased 700,000 shares for the six months ended June 30, 2006 related to share-based compensation plans.
The following table shows the components of the earnings per share calculation:

(in USD million, except per share information)
Six months ended June 30	2006	2005
Net income	124.1	41.4
Average basic shares outstanding (millions)	146.3	146.4
Average diluted shares outstanding (millions)	148.4	148.3
Basic earnings per share	0.85	0.28
Diluted earnings per share	0.84	0.28
Diluted earnings per share is computed similar to basic earnings per share except that the weighted average shares outstanding is increased, if dilutive, to include potential common shares, such as shares from non-vested stock grants and the assumed exercise of stock options.
15. Subsequent events
On July 31, 2006 Standard & Poor’s Rating Service revised its outlook to positive from stable on Converium AG, guaranteed operating entities Converium Rückversicherung (Deutschland) AG and Converium Insurance (UK) Ltd, and US-based holding company Converium Holdings (North America) Inc. At the same time, Standard & Poor’s affirmed all ratings on the group (Converium), including its ‘BBB+’ counterparty credit and insurer financial strength ratings on the main operating entities.

Converium Holding AG
Dammstrasse 19
6301 Zug
Switzerland
Phone +41 44 639 9335
Fax      +41 44 639 9334
Converium AG
General Guisan-Quai 26
P.O. Box
8022 Zurich
Switzerland
Phone +41 44 639 9393
Fax      +41 44 639 9090
Converium Rückversicherung (Deutschland) AG
Clever Strasse 36
50668 Cologne
Germany
Phone +49 221 539 0
Fax      +49 221 539 2022
www.converium.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
CONVERIUM HOLDING AG

By:	/s/ Inga Beale

	Name:	Inga Beale
	Title:	Chief Executive Officer, Converium Holding AG

By:	/s/ Paolo De Martin

	Name:	Paolo De Martin
	Title:	Chief Financial Officer, Converium Holding AG
Date: August 10, 2006